Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Financial Statements as of September 30, 2019 and for the three-month period ended as of that date, presented comparatively.

Legal information

Denomination: Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Fiscal year N°: 87, beginning on July 1, 2019

Legal address: Moreno 877, 23rd floor – Autonomous City of Buenos Aires, Argentina

Company activity: Real estate, agricultural, commercial and financial activities

Date of registration of the by-laws in the Public Registry of Commerce: February 19, 1937

Date of registration of last amendment of the by-laws in the Public Registry of Commerce: October 31, 2014 and its reinstatement on November 14, 2014

Expiration of Company charter: June 6, 2082

Registration number with the Supervisory Board of Companies: 26, folio 2, book 45, Stock Companies

Stock: 501,642,804 common shares

Common stock subscribed, issued and paid up nominal value (millions of Ps.): 502

Parent Companies: Inversiones Financieras del Sur S.A. and Agroinvestment S.A.

Legal addresses: Road 8, km 17,500, Zonamérica Building 1, store 106, Montevideo, Uruguay (IFISA) - Cambara 1620, 2nd floor, office 202, Carrasco, 11000 Montevideo, Uruguay (Agroinvesment S.A.)

Parent companies' activity: Investment

Direct ownership interest: 182,287,303 shares

Voting stock (direct and indirect equity interest): 37.48% (*)

Type of stock	CAPITAL STATUS
	Authorized to be offered publicly (Shares)	Subscribed, Issued and Paid-in (millions of Ps.)
Ordinary certified shares of Ps. 1 face value and 1 vote each	501,642,804 (**)	502

(*) For computation purposes, treasury shares have been subtracted.
(**) Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition.

Index

Glossary of terms	1
Unaudited Condensed Interim Consolidated Statements of Financial Position	2
Unaudited Condensed Interim Consolidated Statements of Income and Other Comprehensive Income	3
Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders' Equity	4
Unaudited Condensed Interim Consolidated Statements of Cash Flows	6
Notes to the Unaudited Condensed Interim Consolidated Financial Statements:
Note 1 - The Group's business and general information	7
Note 2 - Summary of significant accounting policies	8
Note 3 - Seasonal effects on operations	10
Note 4 - Acquisitions and disposals	11
Note 5 - Financial risk management and fair value estimates	13
Note 6 - Segment information	13
Note 7 - Investments in associates and joint ventures	18
Note 8 - Investment properties	19
Note 9 - Property, plant and equipment	19
Note 10 - Trading properties	20
Note 11 - Intangible assets	20
Note 12 - Right-of-use assets	21
Note 13 - Biological assets	21
Note 14 - Inventories	22
Note 15 - Financial instruments by category	22
Note 16 - Trade and other receivables	25
Note 17 - Cash flow information	26
Note 18 - Trade and other payables	27
Note 19 - Equity	29
Note 20 - Provisions	28
Note 21 - Borrowings	28
Note 22 - Taxation	29
Note 23 - Revenues	29
Note 24 - Costs	30
Note 25 - Expenses by nature	30
Note 26 - Other operating results, net	30
Note 27 - Financial results, net	31
Note 28 - Related parties transactions	31
Note 29 - CNV General Resolution N° 622	32
Note 30 - Cost of sales and services provided	33
Note 31 - Foreign currency assets and liabilities	33
Note 32 - Groups of assets and liabilities held for sale	34
Note 33 - Result from discontinued operations	34
Note 34 - Other subsequent events of the period	35
Note 35 - Subsequent Events	35

Glossary of terms

The following are not technical definitions but help the reader to understand certain terms used in the wording of the notes to the Group’s Financial Statements.

Terms	Definitions
Acres	Agropecuaria Acres del Sud S.A.
Adama	Adama Agricultural Solutions Ltd.
Agropecuarias SC	Agropecuarias Santa Cruz de la Sierra S.A.
BACS	Banco de Crédito y Securitización S.A.
BCRA	Central Bank of the Argentine Republic
BHSA	Banco Hipotecario S.A.
Brasilagro	Brasilagro-Companhia Brasileira de Propriedades Agrícolas
CAMSA	Consultores Assets Management S.A.
Carnes Pampeanas	Sociedad Anónima Carnes Pampeanas S.A.
Cellcom	Cellcom Israel Ltd.
Clal	Clal Holdings Insurance Enterprises Ltd.
CNV	National Securities Commission
CODM	Chief operating decision maker
Condor	Condor Hospitality Trust Inc.
Cresud, “the Company”, “us”	Cresud S.A.C.I.F. y A.
DIC	Discount Investment Corporation Ltd.
DN B.V.	Dolphin Netherlands B.V.
Financial Statements	Unaudited Condensed Interim Consolidated Financial Statements
Annual Financial Statements	Consolidated Financial Statements as of June 30, 2019
Efanur	Efanur S.A.
ETH	C.A.A. Extra Holdings Ltd.
CPF	Collective Promotion Funds
IASB	International Accounting Standards Board
IDB Tourism	IDB Tourism (2009) Ltd.
IDBD	IDB Development Corporation Ltd.
IFISA	Inversiones Financieras del Sur S.A.
HASA	Hoteles Argentinos S.A.
IRSA	IRSA Inversiones y Representaciones S.A.
IRSA CP	IRSA Propiedades Comerciales S.A.
Israir	Israir Airlines & Tourism Ltd.
LRSA	La Rural S.A.
Metropolitan	Metropolitan 885 Third Avenue Leasehold LLC
MPIT	Minimum Presummed Income Tax
New Lipstick	New Lipstick LLC
NFSA	Nuevas Fronteras S.A.
IAS	International Accounting Standards
IFRS	International Financial Reporting Standard
NIS	New Israeli Shekel
NPSF	Nuevo Puerto Santa Fe S.A.
OASA	OGDEN Argentina S.A.
Ombú	Ombú Agropecuaria S.A.
NCN	Non-convertible notes
PBC	Property & Building Corporation Ltd.
PBEL	PBEL Real Estate Ltd.
Quality	Quality Invest S.A.
Shufersal	Shufersal Ltd.
Tarshop	Tarshop S.A.
Tarshop	Tarshop S.A.
Tyrus	Tyrus S.A.
Yuchan	Yuchán Agropecuaria S.A.
Yatay	Yatay Agropecuaria S.A.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Financial Position
as of September 30, 2019 and June 30, 2019
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.19	06.30.19
ASSETS
Non-current assets
Investment properties	8	198,285	263,773
Property, plant and equipment	9	46,031	42,600
Trading properties	10	6,574	6,185
Intangible assets	11	23,133	20,485
Right-of-use assets	12	14,938	-
Biological assets	13	1,385	1,421
Other assets		33	25
Investment in associates and joint ventures	7	63,567	35,329
Deferred income tax assets	22	626	609
Income tax and MPIT credits		185	214
Restricted assets	15	2,943	3,580
Trade and other receivables	16	20,630	17,109
Investment in financial assets	15	3,916	3,251
Financial assets held for sale	15	-	4,701
Derivative financial instruments	15	110	120
Total non-current assets		382,356	399,402
Current assets
Trading properties	10	277	412
Biological assets	13	2,069	2,988
Inventories	14	5,379	5,041
Restricted assets	15	9,640	4,930
Income tax and MPIT credits		429	440
Group of assets held for sale	32	15,850	9,053
Trade and other receivables	16	35,050	30,275
Investment in financial assets	15	29,378	35,536
Financial assets held for sale	15	14,675	13,122
Derivative financial instruments	15	135	127
Cash and cash equivalents	15	65,591	70,313
Total current assets		178,473	172,237
TOTAL ASSETS		560,829	571,639
SHAREHOLDERS’ EQUITY
Shareholders' equity (according to corresponding statement)		16,564	18,928
Non-controlling interest		68,383	81,224
TOTAL SHAREHOLDERS' EQUITY		84,947	100,152
LIABILITIES
Non-current liabilities
Borrowings	21	292,419	312,903
Deferred income tax liabilities	22	37,066	45,030
Trade and other payables	18	2,344	2,228
Provisions	20	11,014	9,037
Employee benefits		166	149
Income tax and MPIT liabilities		6	-
Derivative financial instruments	15	602	1,157
Lease liabilities		11,975	-
Payroll and social security liabilities		172	155
Total non-current liabilities		355,764	370,659
Current liabilities
Trade and other payables	18	25,699	25,431
Borrowings	21	72,023	63,290
Provisions	20	2,137	1,950
Group of liabilities held for sale	32	11,445	6,406
Payroll and social security liabilities		3,094	2,993
Income tax and MPIT liabilities		638	550
Lease liabilities		4,158	-
Derivative financial instruments	15	924	208
Total Current liabilities		120,118	100,828
TOTAL LIABILITIES		475,882	471,487
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		560,829	571,639

  The accompanying notes are an integral part of these Financial Statements.
PRICE WATERHOUSE & CO. S.R.L. (Socio)))
C.P.C.E.C.A.B.A. T° 1 F° 17 Dr. Mariano C. Tomatis Contador Público (UBA) C.P.C.E.C.A.B.A. T° 241 F° 118	Marcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vicepresident II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Income and Other Comprehensive Income
for the three-month periods ended September 30, 2019 and 2018
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.19	09.30.18
Revenues	23	24,869	20,179
Costs	24	(17,201)	(13,680)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest		373	302
Changes in the net realizable value of agricultural products after harvest		388	324
Gross profit		8,429	7,125
Net gain from fair value adjustment of investment properties		8,865	9,912
Gain from disposal of farmlands		212	2
General and administrative expenses	25	(2,376)	(2,242)
Selling expenses	25	(2,947)	(2,653)
Other operating results, net	26	227	1,206
Management fees		-	(370)
Profit / (Loss) from operations		12,410	12,980
Share of profit of associates and joint ventures	7	175	186
Profit before financial results and income tax		12,585	13,166
Finance income	27	265	288
Finance cost	27	(6,430)	(4,718)
Other financial results	27	(12,268)	(5,547)
Inflation adjustment	27	(317)	145
Financial results, net	27	(18,750)	(9,832)
(Loss) / Profit before income tax		(6,165)	3,334
Income tax	22	(1,988)	1,627
(Loss) / Profit for the period from continuing operations		(8.153)	4,961
Profit for the period from discontinued operations	33	15,095	416
Profit for the period		6,942	5,377

Other comprehensive income / (loss):
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment		9,807	15,120
Change in the fair value of hedging instruments net of income taxes		(13)	(6)
Items that may not be reclassified subsequently to profit or loss:
Revaluation of fixed assets transferred to investment properties		-	787
Actuarial loss from defined benefit plans		(51)	-
Other comprehensive income for the period from continuing operations		9,743	15,901
Other comprehensive income for the period from discontinued operations		3,811	7,275
Total other comprehensive income for the period		13,554	23,176
Total comprehensive income for the period		20,496	28,553
Total comprehensive income from continuing operations		1,590	20,862
Total comprehensive income from discontinued operations		18,906	7,691
Total comprehensive income from the period		20,496	28,553
(Loss) / profit for the period attributable to:
Equity holders of the parent		(2,335)	919
Non-controlling interest		9,277	4,458
(Loss) / profit from continuing operations attributable to:
Equity holders of the parent		(6,519)	857
Non-controlling interest		(1,634)	4,104
Total comprehensive (Loss) / income attributable to:
Equity holders of the parent		(1,728)	5,657
Non-controlling interest		22,224	22,896
(Loss) / profit for the period per share attributable to equity holders of the parent:
Basic		(4,801)	1,917
Diluted		(4,801)	1,830
(Loss) / profit per share from continuing operations attributable to equity holders of the parent:
Basic		(13,404)	1,837
Diluted		(13,404)	1,754

The accompanying notes are an integral part of these Financial Statements.
PRICE WATERHOUSE & CO. S.R.L. (Socio)))
C.P.C.E.C.A.B.A. T° 1 F° 17 Dr. Mariano C. Tomatis Contador Público (UBA) C.P.C.E.C.A.B.A. T° 241 F° 118	Marcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vicepresident II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the three-monthperiod ended September 30, 2019
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve (ii)	Other reserves (iii)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders' equity
Balance as of June 30, 2019	486	16	7,598	8,340	72	293	4,078	28,687	(30,642)	18,928	81,224	100,152
Adjustments previous periods (IFRS 16) (Note 2.2)	-	-	-	-	-	-	-	-	(569)	(569)	(1,021)	(1,590)
Adjusted balance as of June 30, 2019	486	16	7,598	8,340	72	293	4,078	28,687	(31,211)	18,359	80,203	98,562
(Loss) / profit for the period	-	-	-	-	-	-	-	-	(2,335)	(2,335)	9,277	6,942
Other comprehensive income for the period	-	-	-	-	-	-	-	607	-	607	12,947	13,554
Total comprehensive (loss) / profit for the period	-	-	-	-	-	-	-	607	(2,335)	(1,728)	22,224	20,496
Reserve for share-based payments	-	-	-	-	-	-	-	9	-	9	-	9
Changes in non-controlling interest	-	-	-	-	-	-	-	(87)	-	(87)	(103)	(190)
Distribution of cash dividends	-	-	-	-	-	-	-	-	-	-	(13)	(13)
Decrease due to loss of control	-	-	-	-	-	-	-	11	-	11	(33,949)	(33,938)
Other changes in shareholders' equity	-	-	-	-	-	-	-	-	-	-	13	13
Capitalized contributions	-	-	-	-	-	-	-	-	-	-	8	8
Balance as of September 30, 2019	486	16	7,598	8,340	72	293	4,078	29,227	(33,546)	16,564	68,383	84,947

(i)
Includes Ps. 1 of Inflation adjustment of treasury shares. See Note 18 to the Annual Financial Statements.
(ii)
Related to CNV General Resolution N° 609/12.
(iii)
Group’s other reserves for the period ended September 30, 2019 are comprised as follows:

	Cost of treasury shares	Changes in non-controlling interest	Revaluation surplus	Reserve for currency translation adjustment	Reserve shared-based compensation	Special reserve	Other comprehensive results from subsidiaries	Other reserves from subsidiaries	Reserve for the acquisition of securities issued by the Company	Total other reserves
Balance as of June 30, 2019	(1,310)	(2,185)	129	3,582	380	27,554	455	7	75	28,687
Other comprehensive income for the period	-	-	-	642	-	-	(35)	-	-	607
Total comprehensive profit for the period	-	-	-	642	-	-	(35)	-	-	607
Reserve for share-based payments	-	-	-	-	-	-	-	9	-	9
Other changes in shareholders' equity	-	-	-	-	-	-	11	-	-	11
Changes in non-controlling interest	-	(87)	-	-	-	-	-	-	-	(87)
Balance as of September 30, 2019	(1,310)	(2,272)	129	4,224	380	27,554	431	16	75	29,227

The accompanying notes are an integral part of these Financial Statements.

PRICE WATERHOUSE & CO. S.R.L. (Socio)))
C.P.C.E.C.A.B.A. T° 1 F° 17 Dr. Mariano C. Tomatis Contador Público (UBA) C.P.C.E.C.A.B.A. T° 241 F° 118	Marcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vicepresident II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the three-monthperiod ended September 30, 2018
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve (ii)	Other reserves (iii)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders' equity
Balance as of June 30, 2018	482	20	7,598	8,340	72	293	4,078	4,819	16,215	41,917	97,017	138,934
Adjustments previous periods (IFRS 9 and 15) (Note 2.2)	-	-	-	-	-	-	-	-	(146)	(146)	(5)	(151)
Adjusted balance as of June 30, 2018	482	20	7,598	8,340	72	293	4,078	4,819	16,069	41,771	97,012	138,783
Profit for the period	-	-	-	-	-	-	-	-	919	919	4,458	5,377
Other comprehensive income for the period	-	-	-	-	-	-	-	4,738	-	4,738	18,438	23,176
Total comprehensive profit for the period	-	-	-	-	-	-	-	4,738	919	5,657	22,896	28,553
Reversal by sale of investment properties	-	-	-	-	-	-	-	(17)	17	-	-	-
Reserve for share-based payments	-	-	-	-	-	-	-	-	-	-	7	7
Acquisition of treasury stock	(3)	3	-	-	-	-	-	(222)	-	(222)	-	(222)
Changes in non-controlling interest	-	-	-	-	-	-	-	(374)	-	(374)	(658)	(1,032)
Dividends distribution to non-controlling interest	-	-	-	-	-	-	-	-	-	-	(315)	(315)
Balance as of September 30, 2019	479	23	7,598	8,340	72	293	4,078	8,944	17,005	46,832	118,942	165,774

(i)
Includes Ps. 1 of Inflation adjustment of treasury shares. See Note 18 to the Annual Financial Statements.
(ii)
Related to CNV General Resolution N° 609/12.
(iii)
Group’s other reserves for the period ended September 30, 2018 are comprised as follows:

	Cost of treasury shares	Changes in non-controlling interest	Revaluation surplus	Reserve for currency translation adjustment	Reserve shared-based compensation	Special reserve	Other comprehensive results from subsidiaries	Other reserves from subsidiaries	Reserve for the acquisition of securities issued by the Company	Total other reserves
Balance as of June 30, 2018	(1,508)	(1,634)	153	4,297	368	3,108	(41)	8	68	4,819
Other comprehensive income for the period	-	-	-	4,250	-	-	-	488	-	4,738
Total comprehensive profit for the period	-	-	-	4,250	-	-	-	488	-	4,738
Reversal by sale of investment properties	-	-	(17)	-	-	-	-	-	-	(17)
Acquisition of treasury stock	(222)	-	-	-	-	-	-	-	-	(222)
Changes in non-controlling interest	-	(374)	-	-	-	-	-	-	-	(374)
Balance as of September 30, 2019	(1,730)	(2,008)	136	8,547	368	3,108	(41)	496	68	8,944

The accompanying notes are an integral part of these Financial Statements.

PRICE WATERHOUSE & CO. S.R.L. (Socio)))
C.P.C.E.C.A.B.A. T° 1 F° 17 Dr. Mariano C. Tomatis Contador Público (UBA) C.P.C.E.C.A.B.A. T° 241 F° 118	Marcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vicepresident II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Cash Flows
for the three-monthperiods ended September 30, 2019 and 2018
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.19	09.30.18
Operating activities:
Net cash generated from operating activities before income tax paid	17	7,819	3,057
Income tax paid		(260)	(94)
Net cash generated from continuing operating activities		7,559	2,963
Net cash generated from discontinued operating activities		1,145	310
Net cash generated from operating activities		8,704	3,273
Investing activities:
Increase of interest in associates and joint ventures		(4)	(80)
Payment for subsidiary acquisiition, net of cash acquired		(2,288)	-
Capital contributions to associates and joint ventures		(110)	-
Decrease / (Increase) in participation in associates and joint ventures		(899)	(51)
Increase in cash due to deconsolidation of subsidiaries		-	54
Acquisition and improvement of investment properties		-	(1,898)
Proceeds from sales of investment properties		36	11
Acquisitions and improvements of property, plant and equipment		(1,050)	(1,039)
Advance payments		(4)	(26)
Acquisition of intangible assets		(714)	(701)
Proceeds from sales of property, plant and equipment		2,537	2
Net increase of restricted deposits		-	(295)
Dividends collected from associates and joint ventures		54	146
Proceeds from sales of interest held in associates and joint ventures		39	(8)
Proceeds from loans granted		33	92
Acquisitions of investments in financial assets		(8,336)	(8,105)
Proceeds from disposal of investments in financial assets		12,512	12,263
Interest charged on financial assets		277	296
Dividends received		67	203
Payment for other assets acquisition		75	-
Loans granted		(609)	-
Decrease in securities		(1,577)	-
Proceeds from liquidation of associate		-	631
Net cash generated from continuing investing activities		39	1,495
Net cash generated from (used in) discontinued investing activities		2,347	(193)
Net cash generated from investing activities		2,386	1,302
Financing activities:
Borrowings and issuance of non-convertible notes		13,794	23,332
Payment of borrowings and non-convertible notes		(22,661)	(5,106)
Obtaining of short term loans, net		525	5,012
Interest paid		(5,435)	(2,818)
Repurchase of own shares		-	(1,026)
Repurchase of non-convertible notes		(8,590)	(6,872)
Acquisition of non-controlling interest in subsidiaries		(180)	(368)
Proceeds from sales of non-controlling interest in subsidiaries		-	11
Loans received from associates and joint ventures, net		-	86
Dividends paid to non-controlling interest in subsidiaries		-	(356)
Proceeds from derivative financial instruments, net		57	238
Payment of seller financing		-	(2)
Net cash (used in) generated from continuing financing activities		(22,490)	12,131
Net cash (used in) generated from discontinued financing activities		(3,810)	160
Net cash (used in) generated from financing activities		(26,300)	12,291
Net (Decrease) Increse in cash and cash equivalents from continuing activities		(14,892)	16,589
Net (Decrease) Increse in cash and cash equivalents from discontinued activities		(318)	277
Net (Decrease) Increse in cash and cash equivalents		(15,210)	16,866
Cash and cash equivalents at beginning of the period	15	70,313	67,663
Cash and cash equivalents reclassified to held for sale		26	(298)
Foreign exchange gain on cash and changes in fair value of cash equivalents		10,462	25,822
Cash and cash equivalents at the end of the period		65,591	110,053

  The accompanying notes are an integral part of these Financial Statements.

PRICE WATERHOUSE & CO. S.R.L. (Socio)))
C.P.C.E.C.A.B.A. T° 1 F° 17 Dr. Mariano C. Tomatis Contador Público (UBA) C.P.C.E.C.A.B.A. T° 241 F° 118	Marcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vicepresident II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
 (Amounts in millions, except otherwise indicated)

1.
The Group’s business and general information

Cresud was founded in 1936 as a subsidiary of Credit Foncier, a Belgian company primarily engaged in providing rural and urban loans in Argentina and administering real estate holdings foreclosed by Credit Foncier. Credit Foncier was liquidated in 1959, and as part of such liquidation, the shares of Cresud were distributed to Credit Foncier’s shareholders. From the 1960s through the end of the 1970s, the business of Cresud shifted exclusively to agricultural activities.

In 2002, Cresud acquired a 19.85% interest in IRSA, a real estate company related to certain shareholders of Cresud. In 2009, Cresud increased its ownership percentage in IRSA to 55.64% and IRSA became Cresud’s direct principal subsidiary.

Cresud and its subsidiaries are collectively referred to hereinafter as the Group.

Main shareholders of the Company are jointly Inversiones Financieras del Sur S.A. and Agroinvestment S.A. Both entities are companies incorporated in Uruguay and belong to the same controlling group and ultimate beneficiary.

The Board of Directors has approved these Financial Statements for issuance on November 8, 2019.

As of September 30, 2019, the Group operates in two major lines of business: (i) agricultural business and (ii) urban properties and investments business, which is divided into two operations centers: (a) Operations Center in Argentina and (b) Operations Center in Israel. They are developed through several operating companies and the main ones are listed below:

(i)
See Note 4 to the Annual Financial Statements for more information about the change within the Operations Center in Israel.

Operations Center in Israel

IDBD and DIC have certain restrictions and financial agreements in relation to their financial debt, including their debentures and loans with banks and financial institutions. Regarding IDBD's financial position, its cash flow and its ability to meet its financial debt commitments, the following should be considered:

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Besides IDBD financial situation, its negative equity, negative operating cash flows and low credit rating of its debentures that resulted in its bondholders hiring a representative and legal advisors to evaluate a potential procedure for declaring the insolvency of IDBD, such company’s cash flow forecast for the next 24 months presented to the Board of Directors assumes that IDBD will receive, among other things, proceeds from the sale of private investments which are directly owned by IDBD, in such way that it expects to fulfill all of its obligations for the next 24 months. While the realization of these plans does not depend entirely on factors under its control, IDBD estimates that it will succeed in the execution of these or other plans.

Additionally, IRSA’s Board of Directors has approved a commitment with Dolphin to make capital contributions in Dolphin for up to NIS 210, described in Note 1 to the Annual Financial Statements.

Commitments and other restrictions resulting from the indebtedness of IDBD and DIC have no effect on IRSA since such indebtedness has no recourse against IRSA, nor has IRSA guaranteed it with its assets, except for the commitment to provide funds to Dolphin as described above.

2.
Summary of significant accounting policies

2.1.
Basis of preparation

These financial statements have been prepared in accordance with IAS 34 “Interim financial reporting” and should therefore be read in conjunction with the Group's annual Consolidated Financial Statements as of June 30, 2019 prepared in accordance with IFRS. Also, these financial statements include additional information required by Law No. 19,550 and / or regulations of the CNV. Such information is included in the notes to these financial statements, as accepted by IFRS.

These financial statements for the interim periods of three months ended September 30, 2019 and 2018 have not been audited. Management considers that they include all the necessary adjustments to fairly present the results of each period. Intermediate period results do not necessarily reflect the proportion of the Group's results for the entire fiscal years.

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated by non-monetary items. This requirement also includes the comparative information of the financial statements.

In order to conclude on whether an economy is categorized as highly inflationary in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of an accumulated inflation rate in three years that is approximates or exceed 100%. For that reason, in accordance with IAS 29, Argentina must be considered a country with a highly inflationary economy starting July 1, 2018.

In relation to the inflation index to be used and in accordance with FACPCE Resolution No. 539/18, it will be determined based on the Wholesale Price Index (IPIM) until 2016, considering for the months of November and December 2015 the average variation of the Consumer Price Index (CPI) of the Autonomous City of Buenos Aires, because during those two months there were no national IPIM measurements. Then, from January 2017, the National Consumer Price Index (National CPI) will be considered. The table below presents the index for the period ended September 30, 2019, according to official statistics (INDEC) and following the guidelines described in Resolution 539/18.

Quarterly Price variation	As of september 30, 2019 (three month period)
13%

As a consequence of the aforementioned, these financial statements as of September 30, 2019 were restated in accordance with IAS 29.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

2.2
Accounting policies

The accounting policies applied in the presentation of these Financial Statements are consistent with those applied in the preparation of the Annual Financial Statements, as described in Note 2 to those Financial Statements.

As described in Note 2.2 to the annual financial statements, the Group has adapted IFRS 16: “Leases” and Amendment to IAS 28 “Investment in associates and joint ventures” in the current year applying the cumulative effect approach, therefore, accumulated impact was recognized in retained earnings as of July 1, 2018. Comparative figures were not restated

The main changes were the following:

●
  IFRS 16: Leases

The standard establishes the criteria for recognition and valuation of leases for lessees and lessors. The changes incorporated mainly impact the tenant's accounting. IFRS 16 provides that the lessee recognizes an asset for the right of use and a liability at present value with respect to those contracts that meet the definition of lease agreements according to IFRS 16. In accordance with the standard, a lease agreement is one that provides the right to control the use of an identified asset for a specific period. In order for a company to have control over the use of an identified asset: a) it must have the right to substantially obtain all the economic benefits of the identified asset and b) it must have the right to direct the use of the identified asset.
The standard allows to exclude short-term contracts (under 12 months) and those in which the underlying asset has low value.

●
Amendment to IAS 28 “Investment in associates and joint ventures”

In accordance with the amendment to IAS 28, an entity shall implement the provisions of IFRS 9 to Long-term Investments that are essentially part of the entity's net investment in the associate or in the joint venture according to the definitions of said standard. The provisions of IFRS 9 shall apply to such investments with respect to the interest in the losses of an associate or a joint venture, as well as with respect to the recognition of the impairment of an investment in an associate or joint venture. In addition, when applying IFRS 9 to such long-term investments, the entity will make it prior to the adjustments made to the carrying amount of the investment in accordance with IAS 28.

Additionally, the Company opted for an accounting policy where the currency translation adjustments arising from these loans are recorded as part of other comprehensive income.

The effect on retained earnings as of July 1, 2019 for the first implementation of IFRS 16 and IAS 28 is the following:

	IFRS 16 impact	IAS 28 impact	Adjusted statement of financial position
ASSETS
Non-current assets
Investment properties	336	-	336
Right-of-use assets	12,861	-	12,861
Investments in associates and joint ventures	-	(1,597)	(1,597)
Trade and other receivables	95	-	95
Total non-current assets	13,292	(1,597)	11,695
Income tax and MPIT credit	14	-	14
Group of assets held for sale	(134)	-	(134)
Trade and other receivables	2,458	-	2,458
Total current assets	2,338	-	2,338
TOTAL ASSETS	15,630	(1,597)	14,033
SHAREHOLDERS’ EQUITY
Shareholders' equity attributable to equity holders of the parent
Retained earnings	5	(574)	(569)
Non-controlling interest	2	(1,023)	(1,021)
TOTAL SHAREHOLDERS’ EQUITY	7	(1,597)	(1,590)
LIABILITIES
Non-current liabilities
Lease liabilities	9,622	-	9,622
Total non-current liabilities	9,622	-	9,622
Current liabilities
Lease liabilities	3,603	-	3,603
Trade and other payables	(54)	-	(54)
Group of liabilities held for sale	2,452	-	2,452
Total current liabilities	6,001	-	6,001
TOTAL LIABILITIES	15,623	-	15,623
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	15,630	(1,597)	14,033

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

2.3
Comparability of information

Balance items as of June 30, 2019 and September 30, 2018 presented in these Financial Statements for comparative purposes arise from the financial statements as of and for such period, restated in accordance with IAS 29 (See Note 2.1).Certain items from prior periods have been reclassified for consistency purposes regarding the loss of control in Gav-Yam. See note 4.(l) to Annual Financial Statements.

2.4
Use of estimates

The preparation of Financial Statements at a certain date requires Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements. In the preparation of these financial statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same as the ones applied by the Group in the preparation of the Annual Financial Statements described in Note 3 to those Financial Statements.

3.
Seasonal effects on operations

Agricultural business

Some of the Group’s businesses are more affected by seasonal effects than others. The operations of the Group’s agricultural business are subject to seasonal effects. The harvests and sale of grains in Argentina generally take place each year since March in the case of corn and soybean, since October in the case of wheat, and since December in the case of sunflower. In Brazil, the harvest and sale of soybean take place since February, and in the case of corn weather conditions make it possible to have two seasons, therefore the harvest take place between March and July. In Bolivia, weather conditions also make it possible to have two soybean, corn and sorghum seasons and, therefore, these crops are harvested in July and May, whereas wheat is harvested in August and September, respectively. In the case of sugarcane, harvest and sale take place between April and November of each year. Other segments of the agricultural business, such as beef cattle production tend to be more stable. However, beef cattle production is generally larger during the second quarter, when conditions are more favorable. As a result, there may be material fluctuations in the agricultural business results across quarters.

Urban properties and investments business

Operations Center in Argentina

The operations of the Group’s shopping malls are subject to seasonal effects, which affect the level of sales recorded by lessees. During summer time in Argentina (January and February), the lessees of shopping malls experience the lowest sales levels in comparison with the winter holidays (July) and Christmas and year-end holidays celebrated in December, when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping malls sales. Sale discounts at the end of each season also affect the business. As a consequence, for shopping mall operations, a higher level of business activity is expected in the period ranging between July and December, compared to the period between January and June.

Operations Center in Israel

The results of operations of telecommunications and tourism are usually affected by seasonality in summer months in Israel and by the Jewish New Year, given a higher consumption due to internal and external tourism.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

4.
Acquisitions and disposals

Significant acquisitions and disposals for the three-monthperiod ended September 30, 2019 are detailed below. Significant acquisitions and disposals for the fiscal year ended June 30, 2019, are detailed in Note 4 to the Annual Financial Statements.

Agricultural business

Sale of Jatobá

After the end of the fiscal year, the Group through its subsidiary Brasilagro has entered into a purchase-sale agreement for an area of 1,134 hectares (893 arable hectares) of Jatobá Farm, located in Jaborandi, Bahia state. The total amount of the sale is 302 soybean bags per arable hectare equivalent to Ps. 310. The buyer already made an initial payment of Ps. 36. The remaining balance will be paid in six annual installments.

Urban properties and investments business

Operations Center Argentina

Condor merger agreement

On July 19, 2019, Condor signed an agreement and merger plan with a company not related to the Group. The agreement set that each ordinary share, whose nominal value is US$ 0.01 per share will be canceled before the merger and will be replaced by the right to receive a cash amount equivalent to US$ 11.10 per ordinary share. Additionally, in accordance with the terms and conditions of the merger agreement, each Series E convertible share will be automatically canceled and shareholders will become entitled to receive a cash amount equal to US$ 10.00 per share.

It is estimated that the operation will be completed between November 2019 and December 2019. At the date of issuance of these financial statements, the Group held 2,197,023 ordinary shares and 325,752 Series E shares

Operations Center Israel

Sale of Gav-Yam

On July 1, 2019, PBC sold approximately 11.7% of its equity interest in Gav-Yam's through private agreements. After this transaction, the holding of PBC in Gav-Yam changed from 51.7% to 40.0%. The consideration received for said sale was NIS 456 (approximately Ps. 5,472 at the date of the transaction).

Additionally, on September 1, 2019, PBC sold approximately an additional 5.14% of Gav-Yam, therefore the stake of PBC in Gav-Yam went from 40.0% to 34.9%. as a consecuense of the aforementioned sales, PBC has lost control over Gav-Yam, as it does not have the power to designate the majority of the board or to appoint or remove the key management of the company, and started to consider Gav-Yam as an associate, deconsolidating it from that date.

Below is a detail of the sale:

09.30.2019
Cash received	11,229
Remeasurement of the fair value of the remaining investment	25,324
Total	36,553
Net assets written off including goodwill	(22,143)
Gain from sale of subsidiary, net of taxes (*)	14,411

(*) These results are presented within discontinued operations.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Below is a detail of the net assets deconsolidated:

09.30.2019
Investment properties	122,705
Property, plant and equipment	836
Intangible assets	2,583
Right-of-use assets	33
Investments in associates and joint ventures	3,461
Restricted assets	298
Trade and other receivables	911
Investments in financial assets	10,517
Trading properties	122
Income tax credit	149
Cash and cash equivalents	8,364
TOTAL ASSETS	149,979
Borrowings	77,523
Lease liabilities	33
Deferred income tax liabilities	14,277
Trade and other payables	1,888
Employee benefits	17
Salaries and social security liabilities	50
Income tax and MPIT liabilities	99
TOTAL LIABILITIES	93,887
Non-controlling interest	33,949
Net assets written off including goodwill	22,143

Agreement for sale of a plot of land in the US

As mentioned in Note 4. D of the Operations Center in Israel, the agreement for the sale of the land attached to the Tivoli project has been breached and terminated. In July 2019, the Group signed a new agreement for the sale of the aforementioned land, for a total amount of US$ 18 million. At this stage, there is no certainty that the sale transaction will be completed.

IDBD financing agreement

On August 31, 2019, IDBD’s Board of Directors gave its approval to accept a commitment by Dolphin to make a capital contribution ("the Commitment"), whose main points are the following:

Dolphin irrevocably undertook the commitment to make capital contributions to IDBD for a total amount of NIS 210 in three equal annual payments (NIS 70 each) on September 2, in each of the years 2019-2021 ("Payments" and "payment dates", respectively). The aforementioned payments will be made in exchange for the company’s shares or as a subordinated loan in similar terms to the subordinated loan that Dolphin advanced in the past to IDBD. On September 2, 2019, the first payment for NIS 70 million was made.

IDBD will have the right to demand an advance of a sum of up to NIS 40 on account of the second payment if it does not have the resources to finance Clal's third buyer (Note 4), subject to the approval of the Audit Committee and the Board of Directors.

IRSA committed unilaterally and irrevocably to transfer to Dolphin the amounts it needs to comply with the Commitment ("IRSA Commitment"). If Dolphin does not make the capital contributions in accordance with the Commitment, then Dolphin's rights in accordance with the IRSA Commitment will be automatically assigned to IDBD, and IDBD will have the right to act to carry out the IRSA Commitment.

The Commitment will automatically expire in each of the following cases: (a) if motions are filed to decree insolvency against IDBD (whether voluntarily or involuntarily filed) in the courts of Israel and they are valid in any of the Payment Dates, in which case the corresponding Payment Date will be postponed for a period of 90 days and the corresponding payment will be transferred to IDBD only if the procedures are canceled during the mentioned period of 90 days. If the procedures for declaring insolvency are not canceled within 90 days as mentioned above, the entire commitment will expire; (b) if an insolvency decree is given as set forth in section 3 of the Israel Insolvency and Economic Recovery Act, 5778-2018; and (c) a trustee, fiduciary, special manager or any officer of this type (temporary or permanent) is appointed in IDBD, or the court will issue a similar order (with respect to the insolvency of IDBD).

Advance payment of Ispro debentures

In August 2019, the Audit Committee and Ispro Board approved the full advance payment of the debentures (Series B), which were quoted in the TASE, the total amount was NIS 131. The early repayment of these debentures will make Ispro an unlisted company for the TASE.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Sale of Shufersal shares

On November 27, 2018, DIC sold 7.5% of the total shares of Shufersal to institutional investors for a consideration of NIS 416 million (approximately Ps. 4,166 as of the date of the transaction). After this transaction, the group holding went down to 26.02% approximately.

Sale of Clal shares

On August 28, 2019, the second buyer of the transaction described in Note 4.A. notified the decision to exercise the option for the remaining 3% at a price of NIS 50 per share for a total of NIS 83 million. These shares were delivered through a swap contract.

On September 3, 2019, IDB concluded an agreement for the sale of an additional 6% of Clal shares, of which 1% would be collected in cash (approximately NIS 29) and the remaining 5% through the receipt of IDBD’s own debentures for a nominal value of approximately NIS 190 million. The agreed price of Clal share was NIS 52.5 and the discount value applied to the IDBD debentures was between 25% - 21% discount with respect to the nominal value.

As a result of the aforementioned sales, as of September 30, 2019, the holding of IDBD in Clal directly and through swap contracts was reduced to 35.3%.

5.
Financial risk management and fair value estimates

These Financial Statements do not include all the information and disclosures on financial risk management; therefore, they should be read along with Note 5 to the Annual Financial Statements. There have been no changes in risk management or risk management policies applied by the Group since year-end.

Since June 30, 2019 and up to the date of issuance of these Financial Statements, there have been no significant changes in business or economic circumstances affecting the fair value of the Group's assets or liabilities, (either measured at fair value or amortized cost). Furthermore, there have been no transfers between the different hierarchies used to assess the fair value of the Group’s financial instruments.

6.
Segment information

As explained in Note 6 to the Annual Consolidated Financial Statements, segment information is reported from the perspective of products and services: (i) agricultural business and (ii) urban properties and investment business. In addition, this last segment is reported divided from the geographic point of view in two Operations Centers to manage its global interests: Argentina and Israel. As described in Note 4.(l) to the Annual Financial Statements, the Group lost control of Gav-Yam as of June 30, 2019 and has reclassified its results to discontinued operations. Segment information for the period ended September 30, 2018 has been recast for the purposes of comparability with the present period

Below is a summary of the Group’s business units and a reconciliation between the operating income according to segment information and the operating income of the statement of income and other comprehensive income of the Group for the periods ended September 30, 2019 and 2018:

Véase nuestro informe de fecha 09/11/18

PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Below is a summarized analysis of the lines of business of the Group for the year ended September 30, 2019:

	09.30.19
		Urban Properties and Investment business (II)
	Agricultural business (I)	Operations Center in Argentina	Operations Center in Israel	Subtotal	Total segment information	Joint ventures (i)	Adjustments (ii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iii)	Total Statement of Income / Financial Position
Revenues	6,394	2,642	15,329	17,971	24,365	(20)	665	(141)	24,869
Costs	(5,500)	(544)	(10,554)	(11,098)	(16,598)	8	(698)	87	(17,201)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	340	-	-	-	340	-	-	33	373
Changes in the net realizable value of agricultural products after harvest	388	-	-	-	388	-	-	-	388
Gross profit	1,622	2,098	4,775	6,873	8,495	(12)	(33)	(21)	8,429
Gain from disposal of farmlands	212	-	-	-	212	-	-	-	212
Net gain from fair value adjustment of investment properties	18	9,248	-	9,248	9,266	(401)	-	-	8,865
General and administrative expenses	(275)	(473)	(1,643)	(2,116)	(2,391)	4	-	11	(2,376)
Selling expenses	(563)	(220)	(2,175)	(2,395)	(2,958)	4	-	7	(2,947)
Other operating results, net	259	(56)	(6)	(62)	197	-	33	(3)	227
Profit from operations	1,273	10,597	951	11,548	12,821	(405)	-	(6)	12,410
Share profit / (loss) of associates and joint ventures	81	253	(463)	(210)	(129)	304	-	-	175
Segment profit	1,354	10,850	488	11,338	12,692	(101)	-	(6)	12,585

Reportable assets	28,661	97,022	396,913	493,935	522,596	(518)	-	38,751	560,829
Reportable liabilities	-	-	(351,445)	(351,445)	(351,445)	-	-	(124,437)	(475,882)
Net reportable assets	28,661	97,022	45,468	142,490	171,151	(518)	-	(85,686)	84,947

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Below is a summarized analysis of the lines of business of the Group for the year ended September 30, 2018:

	09.30.18
		Urban Properties and Investment business (II)
	Agricultural business (I)	Operations Center in Argentina	Operations Center in Israel	Subtotal	Total segment information	Joint ventures (i)	Adjustments (ii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iii)	Total Statement of Income / Financial Position
Revenues	3,903	2,765	12,875	15,640	19,543	(20)	761	(105)	20,179
Costs	(3,234)	(559)	(9,185)	(9,744)	(12,978)	8	(773)	63	(13,680)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	268	-	-	-	268	-	-	34	302
Changes in the net realizable value of agricultural products after harvest	324	-	-	-	324	-	-	-	324
Gross profit	1,261	2,206	3,690	5,896	7,157	(12)	(12)	(8)	7,125
Net (loss) / profit from fair value adjustment of investment properties	(11)	11,138	-	11,138	11,127	(1,215)	-	-	9,912
Gain from disposal of farmlands	2	-	-	-	2	-	-	-	2
General and administrative expenses	(291)	(470)	(1,491)	(1,961)	(2,252)	5	-	5	(2,242)
Selling expenses	(297)	(258)	(2,102)	(2,360)	(2,657)	2	-	2	(2,653)
Other operating results, net	558	9	618	627	1,185	8	14	(1)	1,206
Management fees	-	-	-	-	-	-	(370)	-	(370)
Profit from operations	1,222	12,625	715	13,340	14,562	(1,212)	(368)	(2)	12,980
Share profit / (loss) of associates and joint ventures	11	14	(405)	(391)	(380)	566	-	-	186
Segment profit	1,233	12,639	310	12,949	14,182	(646)	(368)	(2)	13,166

Reportable assets	27,994	131,692	592,934	724,626	752,620	(706)	-	44,663	796,577
Reportable liabilities	-	-	(501,457)	(501,457)	(501,457)	-	-	(129,541)	(630,998)
Net reportable assets	27,994	131,692	91,477	223,169	251,163	(706)	-	(84,878)	165,579

(i)
Represents the equity value of joint ventures that were proportionately consolidated for information by segment purposes.
(ii)
Includes Ps. (33) and Ps. (8) corresponding to Expenses and FPC as of September 30, 2019 and 2018, respectively and Ps. (241) corresponding to management fees, as of September 30, 2018.
(iii)
Includes deferred income tax assets, income tax and MPIT credits, trade and other receivables, investment in financial assets, cash and cash equivalents and intangible assets except for rights to receive future units under barter agreements, net of investments in associates with negative equity which are included in provisions in the amount of Ps. 8,383 as of September 30, 2019.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

(I)
Agriculture line of business

The following tables present the reportable segments of the agriculture line of business:

	09.30.19
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
Revenues	4,527	-	-	1,867	6,394
Costs	(3,972)	(5)	-	(1,523)	(5,500)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	331	-	-	9	340
Changes in the net realizable value of agricultural products after harvest	388	-	-	-	388
Gross profit / (loss)	1,274	(5)	-	353	1,622
Gain from disposal of farmlands	-	212	-	-	212
Net gain from fair value adjustment of investment properties	-	18	-	-	18
General and administrative expenses	(182)	(1)	(37)	(55)	(275)
Selling expenses	(409)	-	-	(154)	(563)
Other operating results, net	126	95	-	38	259
Profit / (loss) from operations	809	319	(37)	182	1,273
Share of profit of associates and joint ventures	13	-	-	68	81
Segment profit / (loss)	822	319	(37)	250	1,354

Investment properties	2,177	-	-	-	2,177
Property, plant and equipment	17,519	135	-	585	18,239
Investments in associates	301	-	-	214	515
Other reportable assets	5,353	-	-	2,377	7,730
Reportable assets	25,350	135	-	3,176	28,661

	09.30.18
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
Revenues	2,234	-	-	1,669	3,903
Costs	(1,955)	(6)	-	(1,273)	(3,234)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	271	-	-	(3)	268
Changes in the net realizable value of agricultural products after harvest	324	-	-	-	324
Gross profit / (loss)	874	(6)	-	393	1,261
Net gain from fair value adjustment of investment properties	-	2	-	-	2
Gain from disposal of farmlands	-	(11)	-	-	(11)
General and administrative expenses	(194)	-	(49)	(48)	(291)
Selling expenses	(169)	-	-	(128)	(297)
Other operating results, net	213	308	-	37	558
Profit / (loss) from operations	724	293	(49)	254	1,222
Share of profit of associates and joint ventures	6	-	-	5	11
Segment profit / (loss)	730	293	(49)	259	1,233

Investment properties	3,139	-	-	-	3,139
Property, plant and equipment	16,517	118	-	517	17,152
Investments in associates	289	-	-	77	366
Other reportable assets	5,852	-	-	1,485	7,337
Reportable assets	25,797	118	-	2,079	27,994

(II)
Urban properties and investments line of business

Below is a summarized analysis of the lines of business of Group’s operations center in Argentina:

	09.30.19
	Shopping Malls	Offices	Sales and developments	Hotels	International	Corporate	Others	Total
Revenues	1,525	512	61	513	2	-	29	2,642
Costs	(132)	(27)	(42)	(315)	(3)	-	(25)	(544)
Gross profit / (loss)	1,393	485	19	198	(1)	-	4	2,098
Net gain from fair value adjustment of investment properties	440	4,821	3,769	-	-	-	218	9,248
General and administrative expenses	(187)	(40)	(45)	(78)	(33)	(64)	(26)	(473)
Selling expenses	(103)	(21)	(39)	(56)	-	-	(1)	(220)
Other operating results, net	(30)	(3)	(12)	(3)	(1)	-	(7)	(56)
Profit / (Loss) from operations	1,513	5,242	3,692	61	(35)	(64)	188	10,597
Share of profit / (loss) of associates and joint ventures	-	-	1	-	(167)	-	419	253
Segment profit / (loss)	1,513	5,242	3,693	61	(202)	(64)	607	10,850

Investment and trading properties	40,199	28,825	26,037	-	85	-	1,055	96,201
Property, plant and equipment	191	750	-	1,650	171	-	-	2,762
Investment in associates and joint ventures	-	-	420	-	(7,035)	-	4,254	(2,361)
Other reportable assets	86	96	145	22	-	-	71	420
Reportable assets	40,476	29,671	26,602	1,672	(6,779)	-	5,380	97,022

PRICE WATERHOUSE & Co. S.R.L.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

For the three-month period ended September 30, 2019, the net gain from fair value adjustments of shopping malls was Ps. 440 million. The net impact of the values in pesos of our properties was mainly a consequence of the change in macroeconomic conditions:

(a) positive result of Ps.13,608.6 million as a consequence of an increase in the projected inflation rate plus GDP, with the resulting increase in the cash flow of shopping malls revenues;
(b) negative result of Ps.16,708.1 million due to the conversion to dollars of the projected cash flow in pesos according to the exchange rate estimates used in the cash flow;
(c) an increase of 72 basis points in the discount rate, mainly due to an increase in the country-risk rate component of the WACC discount rate used to discount the cash flow, which led to a decrease in the value of the shopping malls of Ps.2,244 million.
(d) positive impact of Ps.9,999.4 million resulting from the conversion into pesos of the value of the shopping malls in dollars based on the exchange rate at the end of the period (Argentine Peso depreciation of 35.8% against the dollar);

The value of our office buildings and other rental properties measured in real terms increased by 20.5% during the three-month period ended as of September 30, 2019, due to a devaluation of the peso which exceeded the period's inflation rate.

Additionally, due to the impact of the inflation adjustment, part of the gain from fair value adjustments was reclassified due to exposure to changes in the purchasing power of the currency.

	09.30.18
	Shopping Malls	Offices	Sales and developments	Hotels	International	Corporate	Others	Total
Revenues	1,786	343	34	571	-	-	31	2,765
Costs	(164)	(20)	(23)	(318)	-	-	(34)	(559)
Gross profit / (loss)	1,622	323	11	253	-	-	(3)	2,206
Net (loss) / profit from fair value adjustment of investment properties	(3.168)	10,544	3,811	-	-	-	(49)	11,138
General and administrative expenses	(189)	(48)	(35)	(100)	(20)	(66)	(12)	(470)
Selling expenses	(158)	(18)	(11)	(66)	-	-	(5)	(258)
Other operating results, net	(15)	(3)	(14)	23	3	-	15	9
(Loss) / Profit from operations	(1,908)	10,798	3,762	110	(17)	(66)	(54)	12,625
Share of profit of associates and joint ventures	-	-	3	-	(115)	-	126	14
Segment (loss) / profit	(1,908)	10,798	3,765	110	(132)	(66)	72	12,639

Investment and trading properties	67,533	33,674	23,629	-	-	-	546	125,382
Property, plant and equipment	175	169	-	1,663	190	-	433	2,630
Investment in associates and joint ventures	-	-	370	-	(3,984)	-	6,917	3,303
Other reportable assets	95	89	146	18	-	-	29	377
Reportable assets	67,803	33,932	24,145	1,681	(3,794)	-	7,925	131,692

Below is a summarized analysis of the lines of business of Group’s operations center in Israel:

	09.30.19
	Real Estate	Supermarkets	Telecommunications	Insurance	Corporate	Others	Total
Revenues	2,896	-	12,073	-	-	360	15,329
Costs	(1,595)	-	(8,867)	-	-	(92)	(10,554)
Gross profit / (loss)	1,301	-	3,206	-	-	268	4,775
General and administrative expenses	(231)	-	(1,068)	-	(175)	(169)	(1,643)
Selling expenses	(64)	-	(2,073)	-	-	(38)	(2,175)
Other operating results, net	(77)	-	213	-	(39)	(103)	(6)
Profit / (Loss) from operations	929	-	278	-	(214)	(42)	951
Share of loss of associates and joint ventures	(334)	-	-	-	-	(129)	(463)
Segment profit / (loss)	595	-	278	-	(214)	(171)	488

Reportable assets	149,627	25,258	116,518	14,675	36,570	54,265	396,913
Reportable liabilities	(121,272)	-	(93,016)	-	(116,885)	(20,272)	(351,445)
Net reportable assets	28,355	25,258	23,502	14,675	(80,315)	33,993	45,468

	09.30.18
	Real Estate	Supermarkets	Telecommunications	Insurance	Corporate	Others	Total
Revenues	2,518	-	10,049	-	-	308	12,875
Costs	(1,611)	-	(7,381)	-	-	(193)	(9,185)
Gross profit	907	-	2,668	-	-	115	3,690
Net gain from fair value adjustment of investment properties	-	-	-	-	-	-	-
General and administrative expenses	(117)	-	(896)	-	(189)	(289)	(1,491)
Selling expenses	(41)	-	(1,984)	-	-	(77)	(2,102)
Other operating results, net	-	-	75	-	-	543	618
Profit / (Loss) from operations	749	-	(137)	-	(189)	292	715
Share of (loss) / profit of associates and joint ventures	(193)	-	-	-	-	(212)	(405)
Segment profit / (loss)	556	-	(137)	-	(189)	80	310

Reportable assets	312,184	30,283	114,916	36,308	64,396	34,847	592,934
Reportable liabilities	(245,818)	-	(89,335)	-	(152,787)	(13,517)	(501,457)
Net reportable assets	66,366	30,283	25,581	36,308	(88,391)	21,330	91,477

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

7.
Investments in associates and joint ventures

Changes in the Group’s investments in associates and joint ventures for the three-month period ended September 30, 2019 and for the year ended June 30, 2019 were as follows:

	09.30.19	06.30.19
Beginning of the period / year	28.512	41.524
Adjustments of previous years (IFRS 9 and IAS 28)	(1.597)	(120)
Issuance of capital and contributions	82	128
Capital reduction	(809)	(529)
Decrease of interest in associates	(83)	549
Share of profit / (loss)	229	(5.603)
Increase in associates through loss of control of subsidiaries	25.324	-
Currency translation adjustment	4.219	(338)
Dividends (i)	(33)	(1.365)
Sale of associates	-	(5.651)
Share payments	9	-
Deconsolidation	(3.243)	-
Others	2.574	(83)
End of the period / year (ii)	55.184	28.512

(i)
See Note 28.
(ii)
As of September 30, 2019 and June 30, 2019 includes Ps. (8,383) and (6,817) reflecting interests in companies with negative equity, which were disclosed in “Provisions” (see Note 20)

Below is additional information about the Group’s investments in associates and joint ventures:

Name of the entity	% ownership interest		Value of Group's interest in equity		Group's interest in comprehensive income / (loss)
	09.30.19	06.30.19	09.30.19	06.30.19	09.30.19	09.30.18
Associates
New Lipstick (1)	49.96%	49.96%	(8,383)	(6,817)	(1,566)	(1,792)
BHSA	29.91%	29.91%	3,754	3,504	349	245
Condor	18.89%	18.89%	1,307	1,096	(13)	494
PBEL	45.00%	45.40%	-	1,559	(77)	549
Shufersal	26.02%	26.02%	25,258	18,120	4,162	6,263
Other associates	-	-	30,016	2,962	1,080	456

Joint ventures
Quality	50.00%	50.00%	1,776	1,472	293	689
La Rural S.A.	50.00%	50.00%	139	80	59	34
Mehadrin	45.41%	45.41%	139	3,815	572	631
Cresca S.A.	50.00%	50.00%	47	16	3	-
Other joint ventures	-	-	1,131	2,705	(405)	893
Total associates and joint ventures			55,184	28,512	4,457	8,462

Name of the entity	Location of business / Country of incorporation	Main activity	Common shares 1 vote	Last financial statement issued
				Share capital (nominal value)	Profit / (loss) for the period	Shareholders' equity
Associates
New Lipstick (1)	U.S.	Real estate	N/A	N/A	(*) (8)	(*) (217)
BHSA	Argentina	Financial	448.689.072	(***) 1,500	(***) 37	(***) 9,906
Condor	U.S.	Hotel	2.245.100	N/A	(*) (2)	(*) 92
PBEL	India	Real estate	450	(**) 1	(**) (20)	(**) (512)
Shufersal	Israel	Retail	79.282.087	(**) 242	(**) 198	(**) 1,796

Joint ventures
Quality	Argentina	Real estate	120.827.022	326	585	3.504
La Rural S.A.	Argentina	Organization of events	714.498	1	21	52
Mehadrin	Israel	Agriculture	1.509.889	(**) 3	(**) (32)	(**) 544

(1)
On March 4th 2019, Metropolitan a subsidiary of New Lipstick, has renegotiated its non-recourse debt with IRSA, for an amount of USD 11 plus a contingent amount over the option price on part of the parcel of the land where the Lipstick building is built. The debt is due on April 30, 2021.
(*)
Amounts in millions of US Dollars under USGAAP. Condor’s year-end falls on December 31, so the Group estimates their interest with a three-monthlag, including material adjustments, if any.
(**)
Amounts in millions of NIS.
(***)
Information as of September 30, 2019 according to BCRA's standards.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Puerto Retiro (joint venture):

There have been no changes to what was informed in Note 8 to the Annual Financial Statements.

8.
Investment properties

Changes in the Group’s investment properties for the three-month period ended September 30, 2019 and for the year ended June 30, 2019 were as follows:

	Leased out farmland	Rental properties	Underdeveloped parcels of land	Properties under development	Others	Total as of 09.30.19	Total as of 06.30.19
Fair value at the beginning of the period / year	2,073	230,184	22,445	8,905	166	263,773	286,338
Adjustments of previous years	-	336	-	-	-	336	-
Additions	-	350	-	913	1	1,264	9,142
Capitalized finance costs	-	-	-	-	-	-	184
Capitalized leasing costs	-	8	-	-	-	8	12
Amortization of capitalized leasing costs (i)	-	(3)	-	-	-	(3)	(10)
Transfers	(118)	26	(26)	-	-	(118)	1,561
Deconsolidation	-	(113,827)	(5,118)	(3,760)	-	(122,705)	-
Disposals	-	-	-	-	-	-	(4,565)
Currency translation adjustment	204	43,870	1,618	1,173	-	46,865	(2,316)
Net gain from fair value adjustment	18	4,973	3,366	427	81	8,865	(26,573)
Fair value at the end of the period / year	2,177	165,917	22,285	7,658	248	198,285	263,773

(i)
Amortization charges of capitalized leasing costs were included in “Costs” in the Statements of Income (Note 25).

The following amounts have been recognized in the Statements of Income:

	09.30.19	09.30.18
Rental and services income	4,264	4,272
Direct operating expenses	(1,500)	(1,424)
Net unrealized gain from fair value adjustment of investment properties	8,865	9,912

Valuation techniques are described in Note 9 to the Annual Financial Statements. There were no changes to such techniques. The Company has reassessed the assumptions at the end of the period, incorporating the effect of the variation in the exchange rate in other assets denominated in US Dollars.

9.
Property, plant and equipment

Changes in the Group’s property, plant and equipment for the three-monthperiod ended September 30, 2019 and for the year ended June 30, 2019 were as follows:

	Owner occupied farmland	Bearer plant	Buildings and facilities	Machinery and equipment	Communication networks	Others	Total as of 09.30.19	Total as of 06.30.19
Costs	16,139	1,557	10,454	2,032	71,896	10,145	112,223	105,289
Accumulated depreciation	(1,626)	(456)	(5,748)	(1,338)	(54,892)	(5,563)	(69,623)	(64,289)
Net book amount at the beginning of the period / year	14.513	1,101	4,706	694	17,004	4,582	42,600	41,000

Additions	123	63	101	35	746	435	1,503	7,104
Disposals	(34)	-	(5)	1	(2,382)	(147)	(2,567)	(399)
Deconsolidation	-	-	(348)	(453)	-	(35)	(836)	-
Currency translation adjustment	1,382	121	424	126	3,712	1,009	6,774	(1,045)
Transfers	118	-	-	(27)	-	-	91	1,274
Depreciation charges (i)	(47)	(127)	(92)	(29)	(811)	(428)	(1,534)	(5,334)
Balances at the end of the period / year	16,055	1,158	4,786	347	18,269	5,416	46,031	42,600

Costs	17,282	1,612	8,930	1,731	82,366	10,439	122,360	112,223
Accumulated depreciation	(1,227)	(454)	(4,144)	(1,384)	(64,097)	(5,023)	(76,329)	(69,623)
Net book amount at the end of the period / year	16,055	1,158	4,786	347	18,269	5,416	46,031	42,600

(i)
Amortization charge was recognized in the amount of Ps. 1,106 under "Costs", in the amount of Ps. 122 under "General and administrative expenses" and Ps. 37 under "Selling expenses" as of September 30, 2019, in the Statements of Income (Note 25) and Ps. 269 were capitalized as part of the cost of the biological assets

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

10.
Trading properties

Changes in the Group’s trading properties for the three-month period ended September 30, 2019 and for the year ended June 30, 2019 were as follows:

	Completed properties	Properties under development	Undeveloped sites	Total as of 09.30.19	Total as of 06.30.19
Beginning of the period / year	2,114	1,884	2,599	6,597	17,389
Adjustment previous periods (IFRS 15)	-	-	-	-	(6,555)
Additions	-	438	6	444	2,885
Capitalized finance costs	-	33	-	33	14
Currency translation adjustment	378	243	459	1,080	(1,062)
Transfers	142	(116)	(26)	-	42
Impairment	-	(122)	-	(122)	(36)
Disposals	-	(1,181)	-	(1,181)	(6,080)
End of the period / year	2,634	1,179	3,038	6,851	6,597

Non-current				6,574	6,185
Current				277	412
Total				6,851	6,597

11.
Intangible assets

Changes in the Group’s intangible assets for the three-month period ended September 30, 2019 and for the year ended June 30, 2019 were as follows:

	Goodwill	Trademarks	Licenses	Customer relations	Information systems and software	Contracts and others	Total as of 09.30.19	Total as of 06.30.19
Costs	5,300	5,562	7,576	11,891	6,622	7,081	44,032	41,914
Accumulated amortization	-	(431)	(5,763)	(9,410)	(3,589)	(4,354)	(23,547)	(19,872)
Net book amount at the beginning of the period / year	5.300	5,131	1,813	2,481	3,033	2,727	20,485	22,042
Additions	-	-	-	-	302	438	740	2,942
Disposals	-	-	-	-	(75)	-	(75)	(48)
Deconsolidation	(2,566)	-	-	-	(17)	-	(2,583)	-
Transfers from assets held for sale	1	-	-	-	9	-	10	-
Assets incorporated by business combination	-	-	-	-	-	-	-	25
Currency translation adjustment	1,992	1,189	408	527	656	579	5,351	(656)
Impairment	-	-	-	-	-	-	-	(145)
Amortization charges (i)	-	(26)	(51)	(219)	(264)	(235)	(795)	(3,675)
Balances at the end of the period / year	4,727	6,294	2,170	2,789	3,644	3,509	23,133	20,485

Costs	4,727	6,857	9,193	19,699	6,306	9,060	55,842	44,032
Accumulated amortization	-	(563)	(7,023)	(16,910)	(2,662)	(5,551)	(32,709)	(23,547)
Net book amount at the end of the period / year	4,727	6,294	2,170	2,789	3,644	3,509	23,133	20,485

(i)
Amortization charge was recognized in the amount of Ps. 446 under "Costs", in the amount of Ps. 287 under "General and administrative expenses" and Ps. 462 under "Selling expenses" as of September 30, 2019 in the Statements of Income (Note 25).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

12.
Right-of-use assets

The Group’s right-of-use assets as of September 30, 2019 and June 30, 2019 are the following:

	09,30,19	06,30,19
Farmland	1,595	-
Offices, shopping malls and other buildings	3,152	-
Communication networks	9,308	-
Machinery and equipment	62	-
Others	821	-
Right-of-use assets	14,938	-

Non-current	14,938
Total	14,938
The depreciation charge of the right-of use-assets is detailed below:

	09.30.19	09.30.18
Farmland	51	-
Offices, shopping malls and other buildings	38	-
Communication networks	927	-
Others	1	-
Depreciation charge of right-of-use assets	1,017	-

13.
Biological assets

Changes in the Group’s biological assets and their allocation to the fair value hierarchy three-month period ended September 30, 2019 and for the year ended June 30, 2019 were as follows:

	Agricultural business
	Sown land-crops		Sugarcane fields	Breeding cattle and cattle for sale	Other cattle	Others	Total as of 09.30.19	Total as of 06.30.19
	Level 1	Level 3	Level 3	Level 2	Level 2	Level 1
Net book amount at the beginning of the period / year	110	1,386	861	1,866	159	27	4,409	3,182
Purchases	-	-	-	31	26	-	57	370
Changes by transformation	(36)	36	-	-	-	-	-	-
Initial recognition and changes in the fair value of biological assets (i)	-	(88)	501	(65)	25	-	373	1,802
Decrease due to harvest	-	(1,568)	(1,491)	-	-	-	(3,059)	(7,695)
Sales	-	-	-	(285)	-	-	(285)	(559)
Consumes	-	-	-	(1)	(139)	(1)	(141)	(311)
Costs for the period / year	473	293	924	215	-	-	1,905	7,669
Foreign exchange gain	36	6	92	61	-	-	195	(49)
Balances at the end of the period / year	583	65	887	1,822	71	26	3,454	4,409
	-							-
Non-current (Production)	-	-	-	1,340	19	26	1,385	1,421
Current (Consumable)	583	65	887	482	52	-	2,069	2,988
Net book amount at the end of the period / year	583	65	887	1,822	71	26	3,454	4,409

(i)
Biological assets with a production cycle of more than one year (that is, cattle) generated “Initial recognition and changes in fair value of biological assets” amounting to Ps. (40) and Ps. (179) for the three-month periods ended September 30, 2019 and for the fiscal year ended June 30, 2019, respectively; amounts of Ps. (3) and Ps. (77), was attributable to price changes, and amounts of Ps. (37) and Ps. 156, was attributable to physical changes, respectively.

During the three-monthperiod ended September 30, 2019, there were transfers between the fair value hierarchies 1 and 3 of grain seeding (due to the degree of phenological growth of the crop) for Ps. 36. There were also no reclassifications between categories thereof.

The fair value less estimated point of sale costs of agricultural produce at the point of harvest (which have been harvested during the period) amount to Ps. 3,059 and Ps. 7,709 for the three-monthperiod ended September 30, 2019 and the year ended June 30, 2019, respectively.

See information on valuation processes used by the entity in Note 13 to the Annual Financial Statements.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

As of September 30, 2019 and June 30, 2019, the better and maximum use of biological assets shall not significantly differ from the current use.

14.
Inventories

Breakdown of Group’s inventories as of September 30, 2019 and June 30, 2019 are as follows:

	09.30.19	06.30.19
Crops	1,860	2,306
Materials and supplies	2,103	1,123
Seeds and fodders	-	236
Sugarcane	5	-
Beef	264	117
Agricultural inventories	4,232	3,782
Good for resale and supplies	-	2
Telephones and other communication equipment	1,093	1,236
Others	54	21
Total inventories	5,379	5,041

15.
 Financial instruments by category

Determining fair values

The present note shows the financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line in the Consolidated Statements of Financial Position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information related to fair value hierarchy see Note 15 to the Annual Financial Statements.

Financial assets and financial liabilities as of September 30, 2019 are as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2	Level 3
September 30, 2019
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 15)	46,039	-	-	-	46,039	12,490	58,529
Investment in financial assets:
- Public companies’ securities	-	805	188	-	993	-	993
- Private companies’ securities	-	-	-	2,484	2,484	-	2,484
- Deposits	685	50	-	-	735	-	735
- Bonds	-	16,038	1,374	649	18,061	-	18,061
- Mutual funds	-	7,278	-	-	7,278	-	7,278
- Convertible Notes	-	-	-	-	-	-	-
- Others	-	2,676	576	491	3,743	-	3,743
Derivative financial instruments:
- Crops options contracts	-	-	-	-	-	-	-
- Crops futures contracts	-	59	-	-	59	-	59
- Foreign-currency options contracts	-	8	-	-	8	-	8
- Foreign-currency future contracts	-	-	51	-	51	-	51
- Swaps	-	-	11	-	11	-	11
- Warrants	-	-	-	99	99	-	99
- Others	-	-	17	-	17	-	17
Restricted assets (i)	12,583	-	-	-	12,583	-	12,583
Financial assets held for sale
- Clal	-	14,675	-	-	14,675	-	14,675
Cash and cash equivalents (excluding bank overdrafts):
- Cash on hand and at bank	20,955	-	-	-	20,955	-	20,955
- Short-term investments	40,396	4,240	-	-	44,636	-	44,636
Total assets	120,658	45,829	2,217	3,723	172,427	12,490	184,917

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss			Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2	Level 3
September 30, 2019
Liabilities as per Statement of Financial Position
Trade and other payables (Note 17)	20,440	-	-	-	20,440	7,603	28,043
Borrowings (excluding finance lease liabilities) (Note 20)	364,442	-	-	-	364,442	-	364,442
Derivative financial instruments:
- Crops options contracts	-	58	-	-	58	-	58
- Crops futures contracts	-	52	-	-	52	-	52
- Foreign-currency options contracts	-	58	-	-	58	-	58
- Foreign-currency contracts	-	46	6	-	52	-	52
- Swaps	-	-	561	-	561	-	561
- Forwards	-	-	-	-	-	-	-
- Others	-	-	679	66	745	-	745
Total liabilities	384,882	214	1,246	66	386,408	7,603	394,011

Financial assets and financial liabilities as of June 30, 2019 were as follows:

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2	Level 3
June 30, 2019
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 16)	38,849	-	-	-	38,849	10,665	49,514
Investment in financial assets:
- Equity securities in public companies	-	1,076	155	32	1,263	-	1,263
- Equity securities in private companies	-	-	-	2,055	2,055	-	2,055
- Deposits	4,174	41	-	-	4,215	-	4,215
- Bonds	-	17,660	1,195	1,123	19,978	-	19,978
- Mutual funds	-	8,101	-	-	8,101	-	8,101
- Others	-	2,685	490	-	3,175	-	3,175
Derivative financial instruments:
- Crops futures contracts	-	10	-	-	10	-	10
- Swaps	-	-	12	-	12	-	12
- Warrants	-	-	-	107	107	-	107
- Crops options contracts	-	36	-	-	36	-	36
- Foreign-currency options contracts	-	34	-	-	34	-	34
- Foreign-currency future contracts	-	2	33	-	35	-	35
- Others	-	-	13	-	13	-	13
Restricted assets (ii)	8,510	-	-	-	8,510	-	8,510
Financial assets held for sale
- Clal	-	17,823	-	-	17,823	-	17,823
Cash and cash equivalents (excluding bank overdrafts):
- Cash on hand and at bank	7,985	-	-	-	7,985	-	7,985
- Short-term investments	58,951	3,377	-	-	62,328	-	62,328
Total assets	118,469	50,845	1,898	3,317	174,529	10,665	185,194

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

	Financial liabilities at amortized cost	Financial liabilities at fair value			Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2	Level 3
June 30, 2019
Liabilities as per Statement of Financial Position
Trade and other payables (Note 19)	20,820	-	-	-	20,820	6,839	27,659
Borrowings (excluding finance lease liabilities) (Note 21)	376,193	-	-	-	376,193	-	376,193
Derivative financial instruments:
- Crops futures contracts	-	81	-	-	81	-	81
- Foreign-currency contracts	-	28	-	-	28	-	28
- Crops options contracts	-	70	-	-	70	-	70
- Swaps	-	-	151	-	151	-	151
- Others	-	-	981	54	1,035	-	1,035
Total liabilities	397,013	179	1,132	54	398,378	6,839	405,217

(i)
Corresponds to deposits in guarantee and escrows

The fair value of financial assets and liabilities at their amortized cost does not differ significantly from their book value, except for borrowings (Note 21). The fair value of payables approximates their respective carrying amounts because, due to their short-term nature, the effect of discounting is not considered significant. Fair values are based on discounted cash flows (Level 3).

The valuation models used by the Group for the measurement of Level 2 and Level 3 instruments are no different from those used as of June 30, 2019.

As of September 30, 2019, there have been no changes to the economic or business circumstances affecting the fair value of the financial assets and liabilities of the Group.

         The Group uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table. When no quoted prices are available in an active market, fair values (particularly with derivatives) are based on recognized valuation methods.

Description	Pricing model / method	Parameters	Fair value hierarchy	Range
Interest rate swaps	Cash flows - Theoretical price	Interest rate future contracts and cash flows	Level 2	-
Preferred shares of Condor	Binomial tree – Theoretical price I	Underlying asset price (Market price); share price volatility (historical) and market interest rate (Libor rate curve).	Level 3	Underlying asset price 10 to 11 Share price volatility 58% to 78% Market interest-rate 2.9% to 3.5%
Promissory note	Discounted cash flows - Theoretical price	Underlying asset price (Market price); share price volatility (historical) and market interest rate (Libor rate curve).	Level 3	Underlying asset price 10 to 11 Share price volatility 58% to 78% Market interest-rate 2.9% to 3.5%
TGLT Non-Convertible Notes	Black-Scholes – Theoretical price	Underlying asset price (Market price); share price volatility (historical) and market interest rate (Libor rate curve).	Level 3	Underlying asset price 10 to 13 Share price volatility 55% to 75% Market interest rate 8% to 9%
Call option of Arcos	Discounted cash flows	Projected revenues and discounting rate.	Level 3	-
Investments in financial assets - Other private companies’ securities	Cash flow / NAV - Theoretical price
Projected revenue discounted at the discount rate /
The value is calculated in accordance with shares in the equity funds on the basis of their Financial Statements, based on fair value or investments assessments.
			Level 3	1 - 3.5
Investments in financial assets - Others	Discounted cash flow - Theoretical price
Projected revenue discounted at the discount rate /
The value is calculated in accordance with shares in the equity funds on the basis of their Financial Statements, based on fair value or investment assessments.
			Level 3	1 - 3.5
Derivative financial instruments – Forwards	Theoretical price	Underlying asset price and volatility	Level 2 and 3	-

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following table presents the changes in Level 3 instruments as of September 30, 2019 and June 30, 2019:

	Investments in financial assets - Public companies’ Securities	Derivative financial instruments - Others	Investments in financial assets - Private companies’ Securities	Investments in financial assets - Convertible Notes	Total as of 09.30.19	Total as of 06.30.19
Balances at beginning of the period / year	(54)	2,055	1,155	107	3,263	3,629
Additions and acquisitions	-	-	-	-	-	135
Transfer to level 1	-	-	-	(26)	(26)	46
Currency translation adjustment	(12)	455	91	18	552	(59)
Gain / (loss) for the period / year (i)	-	(26)	(106)	-	(132)	(488)
Balances at the end of the period / year	(66)	2,484	1,140	99	3,657	3,263

(i) Included within “Financial results, net” in the Statements of Income.

16.
Trade and other receivables

Group’s trade and other receivables as of September 30, 2019 and June 30, 2019 are as follows:

	09.30.19	06.30.19
Trade, leases and services receivable	39,182	33,694
Less: allowance for doubtful accounts	(2,849)	(2,130)
Total trade receivables	36,333	31,564
Prepayments	7,973	6,663
Borrowings, deposits and other debit balances	4,365	3,301
Guarantee deposits	2	2
Tax receivables	1,248	1,285
Others	5,759	4,569
Total other receivables	19,347	15,820
Total trade and other receivables	55,680	47,384

Non-current	20,630	17,109
Current	35,050	30,275
Total	55,680	47,384

The fair value of current trade and other receivables approximate their respective carrying amounts due to their short-term nature, as the impact of discounting is not considered significant. Fair values are based on discounted cash flows (Level 3).

Movements on the Group’s allowance for doubtful accounts were as follows:

	09.30.19	06.30.19
Beginning of the period / year	2,130	1,465
Adjustments previous periods (IFRS 9)	-	153
Additions (i)	172	635
Recoveries (i)	(27)	(73)
Currency translation adjustment	748	510
Receivables written off during the period / year as uncollectable	(131)	(371)
Inflation adjustment	(43)	(189)
End of the period / year	2,849	2,130

(i)
The creation and release of the allowance for doubtful accounts have been included in “Selling expenses” in the Statement of Income (Note 25).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

17.
Cash flow information

Following is a detailed description of cash flows generated by the Group’s operations for the three-monthperiods ended September 30, 2019 and 2018:

	Note	06.30.19	06.30.18
(Loss) / Profit for the period		6,942	5,377
Profit from discontinued operations		(15,095)	(416)
Adjustments for:
Income tax	22	1,988	(1,627)
Amortization and depreciation	25	2,996	1,919
Net (gain) / loss from fair value adjustment of investment properties		(8,865)	(9,912)
Share-based compensation		39	11
Changes in the fair value of investments in financial assets		(161)	-
Disinfection of investment property and property, plant and equipment		(81)	-
Gain from disposal of intangible assets		-	(11)
Gain from disposal of subsidiary and associates		-	(661)
Gain from disposal of trading properties		-	(17)
Impairment of other assets		-	149
Financial results, net		19,026	10,028
Provisions and allowances		84	543
Share of loss / (profit) of associates and joint ventures		(175)	(186)
Loss from revaluation of receivables arising from the sale of farmland		-	(328)
(Gain) / Loss from repurchase of Non-convertible Notes		1	(9)
Changes in net realizable value of agricultural products after harvest		(390)	(496)
Unrealized initial recognition and changes in fair value of biological assets and agricultural products at the point of harvest		(567)	(674)
Unrealized gain from derivative financial instruments		(1)	(60)
Other operating results		(3)	-
Gain from disposal of farmlands		(212)	(2)

Changes in operating assets and liabilities:
Decrease in inventories		(166)	(436)
Decrease in trading properties		1,172	196
Increase in restricted assets		(101)	(160)
Decrease / (increase) in trade and other receivables		2,197	(812)
Decrease in trade and other payables		(2,107)	276
Decrease in salaries and social security liabilities		(375)	(175)
Decrease in provisions		(348)	(31)
(Increase) / Decrease in biological assets		1,998	580
Net variation in derivative financial instruments		23	(9)

Net cash generated by continuing operating activities before income tax paid		7,819	3,057
Net cash generated by discontinued operating activities before income tax paid		1,145	310
Net cash generated by operating activities before income tax paid		8,964	3,367

The following table presents a detail of significant non-cash transactions occurred in the three-monthperiods ended September 30, 2019 and 2018:

	06.30.19	06.30.18
Dividends not collected	-	(6,680)
Increase in investment properties through an increase in borrowings	-	37
Decrease in trade and other receivables through an increase in investments in subsidiaries, associates and joint ventures	26	8
Decrease in participation in subsidiaries, associates and joint ventures due to transient conversion differences	-	68
Increase in trade and other receivables through an increase in investments in associates and joint ventures	-	9
Increase in property, plant and equipment through a decrease in investment property	452	821
Increase in property, plant and equipment through an increase in trade and other payables	26	384
Increase in investment properties through an increase in trade and other payables	374	-
Increase of right-of-use assets through a decrease in property, plant and equipment	17	-
Decrease in associates and joint ventures through an increase in trade and other receivables	19	-
Distribution of dividends at non-controlling interest pending payment	13	-
Increase in investments properties through a decrease in financial assets	219	-
Decrease of investments in associates and joint ventures through a reclassification to assets held for sale	3,243	-

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

18.
Trade and other payables

Group’s trade and other payables as of September 30, 2019 and June 30, 2019 were as follows:

	09.30.19	06.30.19
Trade payables	16,369	15,489
Sales, rental and services payments received in advance	2,064	5,045
Construction obligations	911	1,048
Accrued invoices	1,219	1,342
Deferred income	133	-
Admission fees	1,004	-
Deposits in guarantee	150	-
Total trade payables	21,850	22,924
Dividends payable to non-controlling shareholders	510	448
Taxes payable	927	1,067
Construction obligations	1,015	1,142
Others	3,741	2,078
Total other payables	6,193	4,735
Total trade and other payables	28,043	27,659

Non-current	2,344	2,228
Current	25,699	25,431
Total	28,043	27,659

19.
Equity

Buyback plan of Cresud shares

On March 13, 2019, the completion of the repurchase plan was announced, where the Company acquired the equivalent of 6,394,009 ordinary shares representing 99.97% of the approved program and 1.27% of Cresud's capital stock. 1,095,009 ordinary shares for a total of Ps. 52 and 529,900 ADRs (representing 5,299,000 ordinary shares) for a total of US Ps. 6.5 (equivalent to Ps. 248). As of the date of issuance of these financial statements, no deadline has been established for the sale of the shares acquired.

On August 21, 2019, the Board of Directors of Cresud approved a new repurchase of the securities issued by the Company and established the terms and conditions for the acquisition of own shares issued by the Company, under the terms of Article 64 of the Law Nº 26,831 and CNV regulations, for up to a maximum amount of Ps. 300 million and up to 10% of the share capital in the form of ordinary shares or ADS, up to a daily limit of up to 25% of the average volume of transactions Daily that the shares of the Company have experienced, jointly in the markets that it quotes, during the previous 90 business days, and a maximum of up to US $ 10.00 per ADS and up to a maximum value in pesos equivalent to the maximum price per ADS divided by 10 and multiplied by the value of the quotation at the buyer's exchange rate of the Banco de la Nación Argentina in force at the time of each purchase. Likewise, the repurchase term was set, up to 120 days, beginning the day following the date of publication of the information in the Daily Bulletin of the Buenos Aires Stock Exchange.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

20.
Provisions

The table below shows the movements in the Group's provisions categorized by type:

	Legal claims (i)	Investments in associates and joint ventures (ii)	Sited dismantling and remediation	Other provisions	Total as of 09.30.19	Total as of 06.30.19
Beginning of period / year	1,913	6,817	269	1,988	10,987	8,099
Additions	22	-	13	-	35	746
Transfers	(2)	-	-	-	(2)	-
Inflation adjustment	(20)	-	-	-	(20)	(83)
Recovery	-	-	-	-	-	(88)
Share of loss in associates and joint ventures	-	155	-	-	155	2,939
Currency translation adjustment	379	1,411	66	360	2,216	(347)
Used during the period / year	(91)	-	-	(129)	(220)	(279)
End of period / year	2,201	8,383	348	2,219	13,151	10,987

Non-current					11,014	9,037
Current					2,137	1,950
Total					13,151	10,987

(i)
Additions and recoveries are included in "Other operating results, net".
(ii)
Corresponds to investments in New Lipstick and Puerto Retiro, companies that have negative net worth. The increases and recoveries are included in "Share of profit of associates and joint ventures ".

There were no significant changes to the processes mentioned in Note 20 to the Annual Financial Statements.

21.
Borrowings

The breakdown and fair value of the Group’s borrowings as of September 30, 2019 and June 30, 2019 was as follows:

	Book value		Fair value
	09.30.19	06.30.19	09.30.19	06.30.19
NCN	291,202	311,437	246,818	306,821
Bank loans	68,327	58,374	62,000	57,191
Bank overdrafts	3,611	1,126	2,699	1,126
Other borrowings (i)	1,302	5,256	7,656	7,272
Total borrowings (ii)	364,442	376,193	319,173	372,410

Non-current	292,419	312,903
Current	72,023	63,290
Total	364,442	376,193

(i)
 Includes Ps. 286,104 and Ps. 309,932 as of September 30, 2019 and June 30, 2019, respectively, corresponding to the Operations Center in Israel.

The following table describes the Group’s issuance of debt during the present period:

Entity	Class	Issuance / expansion date	Amount in original currency	Maturity date	Interest rate	Principal payment	Interest payment
Cresud	Class XXV	Jul-19	USD 59.5	03/07/2021	9.00% n.a	At expiration	quarterly
IRSA	Class I tranche 2	Aug-19	USD 85	11/15/2020	10.00% e.a..	At expiration	quarterly	(1)
IRSA	Class II	Aug-19	CLP 31 (2)	08/06/2020	10.00% e.a..	At expiration	quarterly

(1)
Corresponds to an expansion of the series.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

22.
Taxation

The details of the Group’s income tax, is as follows:

	09.30.19	09.30.18
Current income tax	(336)	(472)
Deferred income tax	(1,652)	2,099
Income tax from continuing operations	(1,988)	1,627

Below is a reconciliation between income tax recognized and the amount which would result from applying the prevailing tax rate on profit before income tax for the three-monthperiods ended September 30, 2019 and 2018:

	09.30.19	09.30.18
Tax calculated at the tax rates applicable to profits in the respective countries (*)	1,639	801
Permanent differences:
Share of (loss) / profit of joint ventures and associates	8	113
Tax rate differential	436	(1,206)
Provision for unrecoverability of tax loss carry-forwards / Unrecognized tax loss carry-forwards	(2,024)	(1,016)
Changes in fair value of financial instruments	(603)	-
Non-taxable profit, non-deductible expenses and others	(28)	2,987
Tax inflation adjustment	(1,669)	-
Decrease in participation in subsidiaries	109	-
Permanent inflation adjustment	144	(52)
Income tax from continuing operations	(1,988)	1,627

The gross movement in the deferred income tax account is as follows:

	09.30.19	06.30.19
Beginning of period / year	(44,421)	(45,156)
Adjustments previous periods (IFRS 9 and 15)	15,005	-
Incorporated by business combination	(45)	-
Currency translation adjustment	(5,327)	1,477
Revaluation surplus	-	(793)
Reserve for changes of non-controlling interest	-	277
Charged to the Statement of Income	(1,652)	(226)
End of the period / year	(36,440)	(44,421)

Deferred income tax assets	626	609
Deferred income tax liabilities	(37,066)	(45,030)
Deferred income tax liabilities, net	(36,440)	(44,421)

23.
Revenues
	09.30.19	09.30.18
Beef	1,325	1,114
Crops	2,877	1,149
Sugarcane	1,274	913
Cattle	239	49
Supplies	213	156
Consignment	107	259
Advertising and brokerage fees	152	81
Agricultural rental and other services	29	12
Other	45	70
Income from sales and services from agricultural business	6,261	3,803
Trading properties and developments	1,423	1,304
Communication services	9,022	7,499
Sale of communication equipment	3,050	2,550
Rental and services	4,235	4,260
Hotel operations, tourism services and others	878	763
Income from sales and services from urban properties and investment business	18,608	16,376
Total revenues	24,869	20,179

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

24.
Costs

	09.30.19	09.30.18
Other operative costs	5	6
Cost of property operations	5	6
Beef	1,091	942
Crops	2,410	1,016
Sugarcane	1,254	825
Cattle	285	95
Supplies	161	89
Consignment	42	63
Advertising and brokerage fees	71	61
Agricultural rental and other services	95	18
Others	-	56
Cost of sales and services from agricultural business	5,409	3,165
Trading properties and developments	1,111	1,202
Communication services	6,590	5,515
Sale of communication equipment	2,278	1,867
Rental and services	1,405	1,415
Hotel operations, tourism services and others	403	510
Cost of sales and services from sales and services from urban properties and investment business	11,787	10,509
Total costs	17,201	13,680

25.
Expenses by nature

The Group discloses expenses in the statements of income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”. The following table provides additional disclosures regarding expenses by nature and their relationship to the function within the Group.

	Production costs	Costs (i)	General and administrative expenses	Selling expenses	Total as of 09.30.19	Total as of 09.30.18

Cost of sale of goods and services	-	3,498	-	-	3,498	3,134
Supplies and labors	1,128	1,106	-	10	2,244	2,182
Cost of sale of agricultural products and biological assets	-	3,101	-	-	3,101	1,545
Salaries, social security costs and other personnel expenses	156	1,421	1,011	988	3,576	3,417
Depreciation and amortization	269	1,928	500	568	3,265	2,048
Fees and payments for services	8	1,365	345	27	1,745	1,915
Maintenance, security, cleaning, repairs and others	15	868	146	1	1,030	1,057
Advertising and other selling expenses	-	111	-	412	523	523
Taxes, rates and contributions	9	158	21	243	431	374
Interaction and roaming expenses	-	1,297	-	-	1,297	1,056
Fees to other operators	-	1,956	-	-	1,956	1,408
Director's fees	-	-	163	-	163	126
Leases and service charges	1	39	6	5	51	119
Allowance for doubtful accounts, net	-	5	-	145	150	232
Freights	12	17	-	307	336	159
Bank expenses	-	2	15	-	17	12
Conditioning and clearance	-	-	-	61	61	35
Travel, library expenses and stationery	5	11	20	7	43	14
Other expenses	302	318	149	173	942	759
Total as of 09.30.19	1,905	17,201	2,376	2,947	24,429
Total as of 09.30.18	1,540	13,680	2,242	2,653	-	20,115

(i)
Includes Ps. 16 and Ps. 19 of other agricultural operating costs as of September 30, 2019 and 2018, respectively.

26.
 Other operating results, net

	09.30.19	09.30.18
Gain from commodity derivative financial instruments	114	-
Gain from disposal of subsidiaries and associates (i)	(6)	661
Donations	(55)	(60)
Lawsuits and other contingencies	(23)	(20)
Result by business combination	370	328
Others	(173)	297
Total other operating results, net	227	1,206

(i)
As of September 30, 2019 and 2018 includes the result from the sale of the Group’s equity interest in Cyber Secdo and Rimon, respectively.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

27.
Financial results, net

	09.30.19	09.30.18
Financial income
Interest income	201	233
Dividends income	64	55
Total financial income	265	288
Financial costs
Interest expenses	(6,105)	(4,466)
Loss on debt swap	-	(17)
Result for debt swap	(2)	-
Other financial costs	(356)	(279)
Total financial costs	(6,463)	(4,762)
Capitalized finance costs	33	44
Total finance costs	(6,430)	(4,718)
Other financial results:
Foreign exchange, net	(10,930)	(7,942)
Fair value gains of financial assets and liabilities at fair value through profit or loss	(2,674)	9,336
Gain / (Loss) from repurchase of Non-convertible notes	1,274	(6,872)
(Loss) / Gain from derivative financial instruments (except commodities)	62	(69)
Total other financial results	(12,268)	(5,547)
Inflation adjustment	(317)	145
Total financial results, net	(18,750)	(9,832)

28.
Related party transactions

The following is a summary of the balances with related parties as of September 30, 2019 and June 30, 2019:

Item	09.30.19	06.30.19
Trade and other receivables	1,445	1,401
Investments in financial assets	232	187
Trade and other payables	(72)	(309)
Borrowings	-	(59)
Total	1,605	1,220

Related party	09.30.19	06.30.19	Description of transaction
Agro Uranga S.A.	(21)	10	Sale of goods and / or services receivable
Condor	232	187	Public companies' securities
	-	17	Dividends receivable
New Lipstick LLC	14	11	Reimbursement of expenses receivable
	-	(50)	Loans payable
	1,200	990	Loans granted
Other associates and joint ventures (i)	7	12	Leases and/or rights of use receivable
	232	-	Commissions payable
	-	1	Shared-based compensation receivable
	-	1	Loans granted
	-	(9)	Loans payable
	7	9	Reimbursement of expenses receivable
	(4)	(5)	Reimbursement of expenses payable
Total associates and joint ventures	1,667	1,174
LRSA	-	27	Leases and/or rights of use receivable
	-	34	Reimbursement of expenses receivable
	-	287	Dividends receivable
Taaman	-	(13)	Leases and/or rights of use receivable
Other related parties (ii)	-	(73)	Other liabilities
	(3)	2	Other receivables
	-	(2)	Legal services payable
	9	-	Leases and/or rights of use receivable
Total other related parties	6	262
Directors and Senior Management	(68)	(216)	Fees for services received
Total Directors and Senior Management	(68)	(216)
Total	1,605	1,220

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Related party	09.30.19	09.30.18	Description of transaction
Agrofy S.A.	2	2	Management fees / Directory
BACS	-	9	Leases and/or rights of use
Tarshop S.A.	-	9	Leases and/or rights of use
Other associates and joint ventures	30	5	Leases and/or rights of use
	(2)	-	Management fees / Directory
	-	44	Corporate services
	-	6	Financial operations
Total associates and joint ventures	30	75
CAMSA and its subsidiaries	-	(370)	Management fee
Other related parties (i)	29	14	Leases and/or rights of use
	-	(5)	Fees and remunerations
	(9)	(2)	Legal services
	-	12	Financial operations
	(10)	(5)	Donations
Total other related parties	10	(356)
Directors	(113)	(8)	Compensation of Directors and senior management
	-	(84)	Fees and remunerations
Senior Management	(6)	(20)	Compensation of Directors and senior management
Total Directors and Senior Management	(119)	(112)
Total	(79)	(393)

(i)
Includes Estudio Zang, Bergel & Viñes, Museo de los Niños, Hamonet S.A., CAM Communication L.P., Gary Goldstein, Fundación IRSA, Lartiyrigoyen and SAMSA.

        The following is a summary of the transactions with related parties for the three-monthperiods ended September 30, 2019 and 2018:

Related party	09.30.19	09.30.18	Description of transaction
Uranga Trading S.A.	-	34	Irrevocable contributions
Manibil	26	-	Irrevocable contributions
Quality	69	12	Irrevocable contributions
Total contributions	95	46
Agro-Uranga S.A.	20	-	Dividends received
Condor	-	26	Dividends received
Emco	-	11	Dividends received
Manaman	-	31	Dividends received
Mehadrin	-	71	Dividends received
Total dividends received	20	139

29.
CNV General Resolution N° 622

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622, below there is a detail of the notes to this Financial Statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 8 - Investment properties
Note 9 - Property, plant and equipment
Exhibit B - Intangible assets	Note 11 - Intangible assets
Exhibit C - Equity investments	Note 7 - Investments in associates and joint ventures
Exhibit D - Other investments	Note 15 - Financial instruments by category
Exhibit E - Provisions	Note 20 - Provisions
Exhibit F - Cost of sales and services provided	Note 30 - Cost of sales and services provided
Exhibit G - Foreign currency assets and liabilities	Note 31 - Foreign currency assets and liabilities

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

30.
Cost of goods sold and services provided

Description	Cost of sales and services from agricultural business (i)	Cost of sales and services from sales and services from urban properties and investment business (ii) (iii)	Total as of 09.30.19	Total as of 09.30.18
Inventories at the beginning of the period / year	5,641	7,888	13,529	23,540
Adjustment previous periods (IFRS 15)	-	-	-	(6,594)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	372	-	372	133
Changes in the net realizable value of agricultural products after harvest	389	-	389	(25)
Capitalized finance costs	-	33	33	8
Currency translation adjustment	125	665	790	4,863
Transfers	-	-	-	13,565
Harvest	2,518	-	2,518	1,342
Acquisitions and classifications	2,249	12,720	14,969	15,296
Consume	(394)	-	(394)	(543)
Disposals due to sales	-	(1,181)	(1,181)	(60)
Deconsolidation	-	(122)	(122)	(12,584)
Expenses incurred	585	-	585	540
Inventories at the end of the period / year	(6,076)	(7,998)	(14,074)	(16,376)
Cost as of 03.31.19	5,409	12,005	17,414	-
Cost as of 03.31.18	3,165	19,940	-	23,105

(i)
Includes biological assets (see Note 13).
(ii)
Includes trading properties (see Note 10).
(ii)
As of September 30, 2018 includes the cost of selling goods sold from Gav-Yam which was reclassified to discontinued

31.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Item (3) / Currency	Amount of foreign currency (2)	Prevailing exchange rate (1)	Others	Total as of 06.30.19
Assets
Trade and other receivables
US Dollar	90	57,39	5,190	3,609
Euros	3	62,48	202	154
Trade and other receivables related parties
US Dollar	7	57,39	403	171
Total Trade and other receivables			5,795	3,934
Investment in financial assets
US Dollar	126	57,39	7,244	4,274
Pounds	1	70,41	64	54
Total Investment in financial assets			7,308	4,328
Derivative financial instruments
US Dollar	0	57,39	10	48
Total Derivative financial instruments			10	48
Cash and cash equivalents
US Dollar	216	57,39	12,418	13,435
Euros	2	62,48	100	81
Brazilian Reais	0	13,80	3	-
Chilean Pesos	-	-	-	1
Total Cash and cash equivalents			12,521	13,517
Total Assets			25,634	21,827

Liabilities
Trade and other payables
US Dollar	201	57,59	11,565	8,875
Euros	1	62,84	83	41
Total Trade and other payables			11,648	8,916
Borrowings
US Dollar	717	57,59	41,320	62,561
Borrowings with related parties
US Dollar	7	57,59	396	-
Total Borrowings			41,716	62,561
Derivative financial instruments
US Dollar	2	57,59	121	75
Total Derivative financial instruments			121	75
Total Liabilities			53,485	71,552

(1)
Exchange rates as of September 30, 2019 and June 30, 2019, respectively according to Banco Nación Argentina.
(2)
Considering foreign currencies those that differ from each Group’s subsidiaries functional currency at each period/year-end.
(3)
 The Company uses derivative instruments as a complement in order to reduce its exposure to exchange rate movements (Note 14).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

32.
Groups of assets and liabilities held for sale

As mentioned in Note 4 to the Annual Financial Statements, the Group has certain assets and liabilities classified as held for sale. The following table shows the main ones:

	09.30.19	06.30.19
Property, plant and equipment	9,060	4,983
Intangible assets	116	107
Investments in associates	1,872	470
Deferred income tax assets	265	228
Investment properties	431	95
Trade and other receivables	3,163	2,364
Cash and cash equivalents	943	806
Total group of assets held for sale	15,850	9,053
Trade and other payables	8,480	3,815
Employee benefits	282	227
Deferred and current income tax liability	33	41
Borrowings	2,650	2,323
Total group of liabilities held for sale	11,445	6,406
Total net financial assets held for sale	4,405	2,647

33.
Results from discontinued operations

The results from operations of Gav-Yam for the period ended September 30, 2019 and the results from Israir and IDB Tourism for both periods; have been reclassified in the Statements of Income under discontinued operations.

	09.30.19	09.30.18
Revenues	4,492	4,446
Costs	(2,716)	(3,094)
Gross profit	1,776	1,352
Net gain from fair value adjustment of investment properties	-	(11)
General and administrative expenses	(257)	(213)
Selling expenses	(154)	(170)
Other operating results, net	14,546	(21)
(Loss) / Profit from operations	15,911	937
Share of profit of joint ventures and associates	77	64
(Loss) / Profit from operations before financing and taxation	15,988	1,001
Financial income	39	75
Finance costs	(991)	(640)
Other financial results	90	12
Financial results, net	(862)	(553)
(Loss) / Profit before income tax	15,126	448
Income tax	(31)	(32)
(Loss) / Profit for the period from discontinued operations	15,095	416

(Loss) / Profit for the period from discontinued operations attributable to:
Equity holders of the parent	4,184	38
Non-controlling interest	10,911	378

(Loss) / Profit per share from discontinued operations attributable to equity holders of the parent:
Basic	8,603	0,080
Diluted	8,341	0,076

As of September 30, 2019 and 2018, Ps. 1,761 and $ 1,254 of the total revenues from discontinued operations and Ps 15,272 and $ 489 of the total profit from discontinued operations correspond to Gav-Yam.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

34.
Other relevant events of the period

Economic context in which the company operates

The Company operates in a complex economic context, whose main economic variables have recently had strong volatility, both nationally and internationally.

At a local level, the following was observed:

● The first half of the current calendar year had a 2.5% drop in GDP, compare to same period of prior year.
● The accumulated annual inflation rate reaches 53.42%.
● After the primary elections in August, a significant devaluation of the peso was observed and an unexpected outflow of deposits in dollars from the financial system was generated (generating a fall in the reserves of the Central Bank of Argentina) and an increase in the reference interest rate above 74%.
● Under these circumstances, the government decided to implement certain measures, some of them are described below:

- Establish a maximum amount of dollars that may be purchased by human beings and the prohibition for Companies to buy dollars for hoarding
- Establish specific terms and conditions to enter and settle exports established by the Central Bank of the Argentine Republic (BCRA).
- The obligation of entry and settlement in the local market of abroad financial debts that were disbursed after 9/1/19, which must be deposited in a local bank account.
- The companies will need authorization of the BCRA to remit profits or pay dividends.
- Payments of loans abroad can be canceled by buying dollars in the market prior compliance with certain reporting obligations established by the BCRA.
- Payments of debts to relatied parties abroad need authorization of the BCRA. To access the exchange market, the presentation of certain documentation by the residents will be required demonstrating the validity of the transactions on which foreign currency is purchased for the remittance of funds abroad.
- Exchange and arbitration transactions can be made by clients without the prior approval of the BCRA as long as they are implemented as individual transactions through Argentine pesos.
- Cash withdrawals abroad can be made with debit cards but the funds must be in a dollar denominated account in the local bank.
- Deferral of payment of certain public debt instruments.
- Fuel price control.

This context of volatility and uncertainty continues at the date of issuance of these financial statements.

The Company's Management permanently monitors the evolution of variables that affect its business, to define its course of action and identify the potential impacts on its equity and financial situation. The financial statements of the Company must be read in the light of these circumstances.

35.
Subsequent events

Loan to Clal’s third buyer

As mentioned in Note 4.A. to the annual financial statements, IDBD was looking for different ways of financing the purchase of Clal's to the third buyer. On October 27, 2019, IDBD signed an agreement with a financial entity which offered to buy all rights and obligations related to the financing of said purchase.

On November 7, the sale transaction has been completed and the loan has been granted by a financial entity. It should be clarified that the amount of 2,771,309 of Clal Insurance Enterprises shares sold were subject to a swap transaction between IDBD and a financial entity, which ended with the Company's notice to that entity.

As a result of said transaction, as of the date of issuance ot these financial statements, IDBD’s equity interest in Clal Insurance Enterprises is 15.3% and it owns an additional 15.0% through swaps transactions.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Security Loan to IFISA

On October 18, 2019, the Board of Directors of Cresud has approved the granting of a loan of 3,235,000 American Depositary Receipts (ADRs) of IRSA Inversiones y Representaciones Sociedad Anónima, held by the Company, to Inversiones Financieras del Sur S.A., a company controlled by the Company’s president. The loan has been guaranteed by Inversiones Financieras del Sur S.A. with shares of equivalent value.

Shareholders’ meeting

On October 30, 2019, the annual meeting of shareholders of Cresud was held, which has approved: (i) absorb accumulated losses as of June 30, 2019 with the special reserve and the special reserve RG 609/12 and (ii) approve the distribution of up to 13,000,000 treasury shares rateably according to the shareholders’ shareholding interests.

On the other hand, resolved among other points, approve:
-
a stock capital increase for up to a par value of Ps.180,000,000, through the issuance of up to 180,000,000 common book-entry shares of Ps.1 par value each and entitled to one vote per share, equivalent to 33.49% of the current stock capital,
-
implementation of incentive plan for employees, management and directors, without issue premium, for up to 1% of the stock capital in effect as of the time of execution of the plan.
-
Delegate to the Board the implementation of the measures mentioned above.

Sale Alto Taquari Farm

On October 29, 2019, the group, through its subsidiary Brasilagro, entered into a purchase and sale contract for a total area of 85 hectares (65 cultivable hectares) of the Alto Taquari Establishment, a rural property located in the municipality of Alto Taquari, for an amount of $ 82. On the same date, the buyer paid the first installment of 14,300 bags of soybeans, for an amount of $ 16. The remaining balance will be paid in four annual installments

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Legal address: Moreno 877 – 23° floor
Autonomous City Buenos Aires
Tax Code No. 30-50930070-0

Introduction

We have reviewed the unaudited condensed interim consolidated financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria and its subsidiaries (hereinafter “the Company”) which included the unaudited condensed interim consolidated statements of financial position as of September 30, 2019 and the unaudited condensed interim consolidated statements of income and other comprehensive income for the three-month period ended September 30, 2019, the unaudited condensed interim consolidated statements of changes in shareholders’ equity and the unaudited condensed interim consolidated statements of cash flows for the three-month period then ended and selected explanatory notes.

The balances and other information corresponding to the fiscal year ended June 30, 2019 and the interim periods within that fiscal year are an integral part of these financial statements and, therefore, they should be considered in relation to those financial statements.

Management responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS), adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and added by the National Securities Commission (CNV) to its regulations, as approved by the International Accounting Standard Board (IASB) and , for this reason, is responsible for the preparation and presentation of the unaudited condensed interim consolidated financial statements above mentioned in the first paragraph according to the International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34).

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Scope of our review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements ISRE 2410 "Review of interim financial information performed by the independent auditor of the entity", which was adopted as a review standard in Argentina in Technical Resolution No. 33 of the FACPCE, without modification as approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of making inquiries of persons responsible for the preparation of the information included in the unaudited condensed interim consolidated financial statements, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the consolidated statements of financial position, the consolidated statements of income and other comprehensive income and the consolidated statements of cash flows of the Company.

Conclusion

Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim consolidated financial statements above mentioned in the first paragraph of this report have not been prepared in all material respects in accordance with International Accounting Standard 34.

Report on compliance with current regulations

In accordance with current regulations, we report about Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria that:

a)
the unaudited condensed interim consolidated financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria are being processed for recording in the "Inventory and Balance Sheet Book", and comply, as regards those matters that are within our competence, except as mentioned before, with the provisions set forth in the Commercial Companies Law and in the corresponding resolutions of the National Securities Commission;

b)
the unaudited condensed interim consolidated financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria arise from accounting records carried in all formal respects in accordance with applicable legal provisions;

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

c)
we have read the Business Summary on which, as regards these matters that are within our competence, we have no observations to make;

d)
at September 30, 2019, the debt of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria owed in favor of the Argentina Integrated Pension System which arises from accounting records amounted to Ps. 31,484,768 which was not claimable at that date.

Autonomous City of Buenos Aires, November 8, 2019

PRICE WATERHOUSE & CO. S.R.L. (Socio)
C.P.C.E.C.A.B.A. Tº 1 Fº 17
Dr. Mariano C.Tomatis Contador Público (UBA) C.P.C.E.C.A.B.A. T° 241 F° 118

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Financial Statements as of September 30, 2019 and for the period of three months ending on that date, presented in comparative form.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Financial Position
as of September 30, 2019 and June 30, 2019
(All amounts in millions of Argentine Pesos, except as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.19	06.30.19
ASSETS
Non-current assets
Investment properties	7	102	84
Property, plant and equipment	8	4,757	4,716
Intangible assets	9	164	164
Asset use rights	10	429	-
Biological assets	11	1,117	1,131
Investments in subsidiaries, associates and joint ventures	6	35,210	32,257
Income tax and minimum presumed income tax credit		38	44
Trade and other receivables	14	736	626
Total Non-current assets		42,553	39,022
Current assets
Biological assets	11	589	1,498
Inventories	12	2,306	2,057
Trade and other receivables	14	2,018	1,742
Investment in financial assets	13	-	48
Derivative financial instruments	13	25	-
Cash and cash equivalents	13	468	115
Total Current assets		5,406	5,460
TOTAL ASSETS		47,959	44,482
SHAREHOLDERS’ EQUITY
Shareholders´ equity (according to corresponding statements)		16,305	18,669
TOTAL SHAREHOLDERS' EQUITY		16,305	18,669
LIABILITIES
Non-current liabilities
Borrowings	18	15,978	10,917
Deferred tax liabilities	19	2,512	2,524
Provisions	17	9	11
Lease Liabilities		222	-
Total Non-current liabilities		18,721	13,452
Current liabilities
Trade and other payables	16	1,273	1,003
Payroll and social security liabilities		149	238
Borrowings	18	11,380	11,092
Derivative financial instruments	13	1	25
Provisions	17	3	3
Lease Liabilities		127	-
Total Current liabilities		12,933	12,361
TOTAL LIABILITIES		31,654	25,813
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		47,959	44,482

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

)
Alejandro G. Elsztain Vice President II acting as President

1

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Income and Other Comprehensive Income
for the three-month periods ended September 30, 2019 and 2018
 (All amounts in millions of Argentine Pesos, except as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.19		09.30.18
Revenues	20	2,237		804
Costs	21	(1,792)		(687)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest		(169)		(115)
Changes in the net realizable value of agricultural products after harvest		406		316
Gross profit		682		318
Net gain from fair value adjustment of investment properties		18		23
General and administrative expenses	22	(92)		(109)
Selling expenses	22	(346)		(153)
Other operating results, net	23	72		210
Management fees		-		(370)
Profit / (Loss) from operations		334		(81)
Share of (loss) / profit of subsidiaries, associates and joint ventures	6	2,832		5,571
Profit before financing and taxation		3,166		5,490
Finance income	24	2		2
Finance costs	24	(695)		(335)
Other financial results	24	(4,823)		(5,478)
Inflation Adjustment	24	2		264
Financial results, net	24	(5,514)		(5,547)
Loss before income tax		(2,348)		(57)
Income tax	19	12		967
(Loss) / Profit for the period		(2,336)		910

Other comprehensive (loss) / income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment from subsidiaries and associates		642		4,250
Participation in other comprehensive results of subsidiaries and associates		(35)		488
Other comprehensive income for the period		607		4,738
(Loss) / Income and Other Comprehensive (Loss) / Income for the period		(1,729)		5,648

(Loss) / Profit per share attributable to equity holders of the parent during the period:
Basic		(4.806)		1.899
Diluted		(4.806)	(i)	1.824

(i)     Since the result of the period showed loss, there is no dilutive effect of said result.

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

)
Alejandro G. Elsztain Vice President II acting as President

2

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the three-month period ended September 30, 2019
(All amounts in millions, except as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve RG 609/12 (ii)	Other reserves (iii)	Retained earnings	Total Shareholders' equity
Balance as of June 30, 2019	486	16	7,598	8,340	72	294	4,642	28,248	(31,027)	18,669
Adjustments previous periods (NIIF 16) (Note 2.2)	-	-	-	-	-	-	-	-	(569)	(569)
Adjusted balance as of June 30, 2019	486	16	7,598	8,340	72	294	4,642	28,248	(31,596)	18,100
Loss for the period	-	-	-	-	-	-	-	-	(2,337)	(2,337)
Other comprehensive income for the period	-	-	-	-	-	-	-	607	-	607
Total comprehensive loss for the period	-	-	-	-	-	-	-	607	(2,337)	(1,730)
Reserve for share-based payments	-	-	-	-	-	-	-	9	-	9
Decrease due to loss of control	-	-	-	-	-	-	-	11	-	11
Changes in non-controlling interest	-	-	-	-	-	-	-	(85)	-	(85)
Balance as of September 30, 2019	486	16	7,598	8,340	72	294	4,642	28,790	(33,933)	16,305

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.
(i)
Includes Ps. 1 and Ps. 1 of inflation adjustment of Treasury shares as of September 30, 2019 and June 30, 2019, respectively.
(ii) Corresponding to General Resolution 609/12 of the National Securities Commission.
(iii) Group’s Other reserves at September 30, 2019 are comprised as:

	Cost of treasury shares	Changes in non-controlling interest	Reserve for currency translation adjustment	Other comprehensive income / (loss)	Reserve for share-based payments	Special reserves	Other subsidiary reserves	Reserve for the acquisition of securities issued by the Company	Total Other reserves
Balance as of June 30, 2019	(1,310)	(2,641)	3,600	583	378	27,554	6	78	28,248
Other comprehensive income for the period	-	-	642	(35)	-	-	-	-	607
Total comprehensive income for the period	-	-	642	(35)	-	-	-	-	607
Reserve for share-based payments	-	-	-	-	9	-	-	-	9
Decrease due to loss of control	-	-	-	11	-	-	-	-	11
Changes in non-controlling interest	-	(85)	-	-	-	-	-	-	(85)
Balance as of September 30, 2019	(1,310)	(2,726)	4,242	559	387	27,554	6	78	28,790

)
Alejandro G. Elsztain Vice President II acting as President

3

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the three-month period ended September 30, 2018
(All amounts in millions, except as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve RG 609/12 (ii)	Other reserves (iii)	Retained earnings	Total Shareholders' equity
Balance as of June 30, 2018	482	20	7,598	8,340	72	293	4,642	4,507	15,963	41,917
Adjustments previous periods (NIIF 9 y 15)	-	-	-	-	-	-	-	-	(146)	(146)
Adjusted balance as of June 30, 2018	482	20	7,598	8,340	72	293	4,642	4,507	15,817	41,771
Profit for the period	-	-	-	-	-	-	-	-	910	910
Other comprehensive loss for the period	-	-	-	-	-	-	-	4,738	-	4,738
Total comprehensive (loss) income for the period	-	-	-	-	-	-	-	4,738	910	5,648
Reserve for share-based payments	-	-	-	-	-	-	-	(17)	17	-
Changes in non-controlling interest	-	-	-	-	-	-	-	(365)	-	(365)
Changes in interest in subsidiaries	(3)	3	-	-	-	-	-	(222)	-	(222)
Balance as of September 30, 2018	479	23	7,598	8,340	72	293	4,642	8,641	16,744	46,832

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.
(i)    Includes Ps. 1 and Ps. 1 of inflation adjustment of Treasury shares as of September 30 and June 30, 2018, respectively.
(ii)   Corresponding to General Resolution 609/12 of the National Securities Commission.
(ii)   Group’s Other reserves at September 30, 2018 are comprised as:

	Cost of treasury shares	Changes in non-controlling interest	Revaluation surplus	Reserve for currency translation adjustment	Other comprehensive income / (loss)	Reserve for share-based payments	Special reserves	Other subsidiary reserves	Reserve for the acquisition of securities issued by the Company	Total Other reserves
Balance as of June 30, 2018	(1,509)	(1,962)	153	4,329	(57)	368	3,108	9	68	4,507
Adjustments previous periods (NIIF 9 y 15)	-	-	-	-	-	-	-	-	-	-
Adjusted balance as of June 30, 2018	(1,509)	(1,962)	153	4,329	(57)	368	3,108	9	68	4,507
Other comprehensive loss for the period	-	-	-	4,250	-	-	-	488	-	4,738
Total comprehensive loss for the period	-	-	-	4,250	-	-	-	488	-	4,738
Reserve for share-based payments	-	-	-	-	-	-	-	(17)	-	(17)
Changes in non-controlling interest	-	(365)	-	-	-	-	-	-	-	(365)
Changes in interest in subsidiaries	(222)	-	-	-	-	-	-	-	-	(222)
Balance as of September 30, 2018	(1,731)	(2,327)	153	8,579	(57)	368	3,108	480	68	8,641
)
Alejandro G. Elsztain Vice President II acting as President

4

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Cash Flows
for the three-month periods ended September 30, 2019 and 2018
(All amounts in millions of Argentine Pesos, except as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.19	09.30.18
Operating activities:
Cash used in operations	15	393	(3,806)
Net cash generated from / (used in) operating activities		393	(3,806)
Investing activities:
Capital contribution to subsidiaries, associates and joint ventures	6	(150)	(86)
Acquisition of property, plant and equipment	8	(77)	(25)
Proceeds from sale of property, plant and equipment		4	2
Acquisition of Intangible assets	9	(3)	-
Acquisition of investment in financial assets		(116)	(34)
Proceeds from disposals of investment in financial assets		163	25
Advance payments		(5)	(26)
Dividends received		22	-
Net cash used in investing activities		(162)	(144)
Financing activities:
Repurchase of non-convertible notes		(451)	-
Borrowings and issue ON		1,684	-
Payment of borrowings and ON		(191)	(107)
Obtaining of short term loans, net		(708)	4,326
Payments from derivative financial instruments		(21)	(140)
Purchase of treasury stock		-	(222)
Payment of seller financing		-	(2)
Interest paid		(307)	(232)
Net cash generated from financing activities		6	3,623
Net increase / (decrease) in cash and cash equivalents		237	(327)
Cash and cash equivalents at beginning of the period		115	338
Result from exposure to inflation on cash and cash equivalents		60	-
Currency translation adjustment on cash and cash equivalents		56	(2)
Cash and cash equivalents at the end of the period		468	9

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

Alejandro G. Elsztain Vice President II acting as President

5

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

1.
General information

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (“Cresud” or the “Company”) was founded in 1936 as a subsidiary of Credit Foncier, a Belgian company primarily engaged in providing rural and urban loans in Argentina and administering real estate holdings foreclosed by Credit Foncier. Credit Foncier was liquidated in 1959, and as part of such liquidation, the shares of Cresud were distributed to Credit Foncier’s shareholders. From the 1960s through the end of the 1970s, the business of Cresud shifted exclusively to agricultural activities.

Cresud is a company organized and domiciled in the Republic of Argentina. The address of its registered office is Moreno 877, 23rd Floor, Buenos Aires, Argentina.

These Unaudited Condensed Interim Separate Financial Statements have been approved for issue by the Board of Directors on November 8, 2019.

2.
Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements

2.1.
Basis of preparation

The National Securities Commission (CNV), in Title IV "Periodic Information Regime" - Chapter III "Rules relating to the presentation and valuation of financial statements" - Article 1, of its standards, has established the application of the Technical Resolution No. 26 (RT 26) of the FACPCE and its amendments, which adopt FRS, issued by the IASB, for certain companies included in the public offering regime of Law No. 26,831, either because of its stock or its non-convertible notes, or that have requested authorization to be included in the aforementioned regime.

For the preparation of these solo financial statements, the Company has use the option provided in IAS 34, and has prepared them in condensed form. Therefore, these financial statements do not include all the information required in a complete set of annual financial statements and, consequently, their reading is recommended together with the annual financial statements as of June 30, 2018.

In view of what has been mentioned in the preceding paragraphs, the management of the Company has prepared these financial statements in accordance with the accounting principles established by the CNV, which is based on the application of IFRS, in particular of IAS 34, with the only exception to the application of IAS 29 (which determines the mandatory restatement of financial statements), excluded by the CNV from its accounting framework.

Additionally, the information required by the CNV indicated in article 1, Chapter III, Title IV of RG N ° 622/13 has been included. This information is included in a note to these solo financial statements.

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated in the non-monetary items. This requirement also includes the comparative information of the financial statements.

In order to conclude on whether an economy is categorized as high inflation in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of an accumulated inflation rate in three years that is Approximate or exceed 100%. Accumulated inflation in three years is over 100%. It is for this reason that, in accordance with IAS 29, the Argentine economy must be considered as high inflation starting July 1, 2018.

6

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

In addition, Law No. 27,468 (published in the Official Gazette on December 4, 2018), amended Section 10 of Law No. 23,928, as amended, and established that the derogation of all the laws or regulations imposing or authorizing price indexation, monetary restatement, cost variation or any other method for strengthening debts, taxes, prices or rates of goods, works or services, does not extend to financial statements, as to which the provisions of Section 62 in fine of the General Companies Law No. 19,550 (1984 revision), as amended, shall continue to apply. Moreover, the referred law repealed Decree No. 1269/2002 dated July 16, 2002, as amended, and delegated to the Argentine Executive Branch the power to establish, through its controlling agencies, the effective date of the referred provisions in connection with the financial statements filed with it. Therefore, under General Resolution 777/2018 (published in the Official Gazette on December 28, 2018) the Argentine Securities Commission (CNV) ordered that issuers subject to its supervision shall apply the inflation adjustment to reflect the financial statements in terms of the current measuring unit set forth in IAS 29 in their annual, interim and special financial statements closed on or after December 31, 2018.

Pursuant to IAS 29, the financial statements of an entity whose functional currency is that of a high inflationary economy should be reported in terms of the measuring unit current as of the date of the financial statements. All the amounts included in the statement of financial position which are not stated in terms of the measuring unit current as of the date of the financial statements should be restated applying the general price index. All items in the statement of income should be stated in terms of the measuring unit current as of the date of the financial statements, applying the changes in the general price index occurred from the date on which the revenues and expenses were originally recognized in the financial statements.

Adjustment for inflation in the initial balances has been calculated considering the indexes reported by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) based on the price indexes published by the Argentine Institute of Statistics and Census (INDEC).

The principal inflation adjustment procedures are the following:

- Monetary assets and liabilities that are recorded in the current currency as of the balance sheet’s closing date are not restated because they are already stated in terms of the currency unit current as of the date of the financial statements.
- Non-monetary assets and liabilities are recorded at cost as of the balance sheet date, and equity components are restated applying the relevant adjustment ratios.
- All items in the statement of income are restated applying the relevant conversion factors.
- The effect of inflation in the Company’s net monetary position is included in the statement of income under Financial results, net, in the item “Income / (loss) from exposure to changes in the currency’s purchasing power”.
- Comparative figures have been adjusted for inflation following the procedure explained in the previous paragraphs.

Upon initially applying inflation adjustment, the equity accounts were restated as follows:

- Capital was restated as from the date of subscription or the date of the most recent inflation adjustment for accounting purposes, whichever is later.
- The resulting amount was included in the “Capital adjustment” account.
- The conversion difference was restated in real terms (as applicable).
- Other comprehensive income / (loss) was restated as from each accounting allocation.
The other reserves in the statement of income were not restated as of the initial application date, i.e., June 30, 2016.

2.2.
Accounting policies

The accounting policies applied in the preparation of these Unaudited Condensed Interim Financial Statements are consistent with those applied in the Annual Financial Statements as of June 30, 2019, except as mentioned below:

As described in Note 2.2 to the annual financial statements, the Company has adapted IFRS 16: Leases and Modification to IAS 28 “Investment in associates and joint ventures” in the current year applying the cumulative effect approach, therefore, accumulated impact was recognized in retained earnings as of July 1, 2018. Comparative figures were not restated.

7

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The main changes were as follow:

IFRS 16: Leases

The standard establishes the criteria for recognition and valuation of leases for lessees and lessors. The changes incorporated mainly impact the tenant's accounting. IFRS 16 provides that the lessee recognizes an asset for the right of use and a liability at present value with respect to those contracts that meet the definition of lease agreements according to IFRS 16. In accordance with the standard, a lease agreement is one that provides the right to control the use of an identified asset for a specific period. In order for a company to have control over the use of an identified asset: a) it must have the right to obtain substantially all the economic benefits of the identified asset and b) it must have the right to direct the use of the identified asset.

The standard allows to exclude the short-term contracts (under 12 months) and those in which the underlying asset has low value.

The impact of the implementation of this standard as of July 1, 2019 is an increase in non-current assets due to the recognition of the right to use assets and lease liabilities for Ps. 279 and a decrease in investment in subsidiaries, associates and joint ventures of Ps. 4 , due to the impact of the application of said standard on our subsidiary IRSA Inversiones y Representaciones S.A.

Modification to IAS 28 “Investment in associates and joint ventures”

In accordance with the amendment to IAS 28, an entity shall implement the provisions of IFRS 9 to Long-term Investments that are essentially part of the entity's net investment in the associate or in the joint venture according to the definitions of said standard. The provisions of IFRS 9 shall apply to such investments with respect to the participation in the losses of an associate or a joint venture, as well as with respect to the recognition of the impairment of an investment in an associate or joint venture. In addition, when applying IFRS 9 to such long-term investments, the entity will make it prior to the adjustments made to the carrying amount of the investment in accordance with IAS 28.

Additionally, the Company opt for an accounting policy where the currency translation adjustments arising from these loans will be recorded as part of other comprehensive income.

2.3.
Comparative information

The balances as of June 30, 2019 and September 30, 2018, which are disclosed for comparative purposes, arise from the financial statements at such dates restated in accordance with IAS 29.

2.4.
Use of estimates

The preparation of financial statements at a certain date requires the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Future results might differ from the estimates and evaluations made at the date of preparation of these Unaudited Condensed Interim Separate Financial Statements.

In the preparation of these Unaudited Condensed Interim Separate Financial Statements, the significant judgments made by Management in applying the Company’s accounting policies and the main sources of uncertainty were the same applied by the Company in the preparation of the Separate Financial Statements for the fiscal year ended June 30, 2019, described in Note 3 to them.

3.
Seasonal effects on operations

The operations of the Company are also subject to seasonal effects. The harvests and sale of grains (corn, soybean and sunflower) generally take place between January and September every year. Wheat is generally harvested between November and February every year. However, milk production is generally larger during the second quarter, when conditions are more favorable. As a result, there may be material fluctuations in the agricultural business results each quarter.

8

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

4.
Acquisitions and disposals
See summary of acquisitions and additional disposals of the Company for the three-month period ended September 30, 2019 in Note 4 to Unaudited Condensed Interim Consolidated Financial Statements.

5.
Financial risk management and fair value estimates

5.1.        Financial risk

The Company’s activities are exposed to several financial risks, market risk (including exchange rate risk, interest rate risk and price risk), credit risk, liquidity risk and capital risk.

The Unaudited Condensed Interim Separate Financial Statements do not include all the information and disclosures of the risk management, so they should be read together with the Annual Separate Financial Statements as of June 30, 2019. There have been no significant changes in the risk management or risk management policies applied by the Company since the fiscal year.

5.2.
Fair value estimates

Since June 30, 2019, to the balance sheet date, there have been no significant changes in business or economic circumstances affecting the fair value of the Company's financial assets, liabilities or biological assets (either measured at fair value or amortized cost). Nor there have been transfers between the several hierarchies used in estimating the fair value of the Company’s financial instruments, or reclassifications among their respective categories.

6.
Information about principal subsidiaries and associates

The Company conducts its business through several subsidiaries and associates.
Set out below are the changes in Company’s investment in subsidiaries and associates for the three-month period ended September 30, 2019 and for the fiscal year ended June 30, 2019:

	09.30.19	06.30.19
Beginning of the period / year	32,257	52,684
Dividends in shares received from subsidiaries	-	1,295
Changes in non-controlling interest (i)	(85)	(679)
Capital contribution	150	84
Disposal of interest in subsidiaries	-	(1,479)
Share of profit of subsidiaries and associates	2,832	(17,677)
Foreign exchange gains	642	(730)
Others changes in subsidiaries’ and associates´ equity	18	19
Adjustments previous periods (NIIF 16)	(569)	(160)
Other comprehensive loss	(35)	-
Share of changes in subsidiaries’ and associates´ equity	11	508
Reserve for share-based payments	9	10
Dividends distributed	(20)	(1,618)
End of the period / year	35,210	32,257

(i)
 Includes the effect of changes in subsidiaries as consequence of repurchase of equity interest.

See changes in Company’s investment in associates and joint ventures for the three-month period ended September 30, 2019 in Note 7 to the Unaudited Condensed Interim Consolidated Financial Statements and for the year ended June 30, 2019 in Note 8 to the Annual Consolidated Financial Statements.

9

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

	% of ownership interest		Registered value		Entity's interest in comprehensive income / (loss)						Last financial statement issued
Name of the entity	09.30.19	06.30.19	09.30.19	06.30.19	09.30.19	09.30.18	Market value as of 09.30.19	Place of business / country of incorporation	Main activity	Amount of common shares 1 vote	Common shares (nominal value)	Income /(loss) for the period	Shareholders' equity
Subsidiaries
Brasilagro Companhia Brasileira de Propriedades Agrícolas (“Brasilagro”)	43.29%	43.29%	7,086	6,104	973	1,789	16.88	Brazil	Agricultural	23,291,500	875	517	12,956
Agropecuaria Santa Cruz de la Sierras S.A. (formerly Doneldon S.A.)	100.00%	100.00%	1,362	1,133	225	338	Not publicly traded	Uruguay	Investment	269,729,872	270	(8)	1,362
Futuros y Opciones.Com S.A.	50.10%	50.10%	402	287	116	97	Not publicly traded	Argentina	Brokerage	817,683	2	232	803
Amauta Agro S.A. (formerly FyO Trading S.A.)	2.20%	2.20%	1	1	-	-	Not publicly traded	Argentina	Brokerage	505,603	23	(14)	40
FyO Acopio S.A. (continuadora de Granos Olavarría S.A.)	2.20%	2.20%	6	5	2	2	Not publicly traded	Argentina	Warehousing and Brokerage	11,264	1	83	269
Helmir S.A.	100.00%	100.00%	1,790	1,288	333	370	Not publicly traded	Uruguay	Investment	229,368,798	229	277	1,834
Sociedad Anómina Carnes Pampeanas S.A.	99.70%	99.70%	263	290	(28)	35	Not publicly traded	Argentina	Agroindustrial	496,050,301	498	(28)	263
IRSA Inversiones y Representaciones Sociedad Anónima	61.96%	61.97%	23,590	22,476	1,759	7,672	34.00	Argentina	Real Estate	356,913,429	576	3,298	37,674
IRSA Propiedades Comerciales S.A.	1.47%	1.47%	409	364	45	-	190.00	Argentina	Real Estate	1,851,963	126	2,003	45,254
Total Subsidiaries			34,909	31,948	3,425	10,303

Associates
Agrouranga S.A.	35.72%	35.72%	241	255	8	3	Not publicly traded	Argentina	Agricultural	2,595,247	7	22	194
Uranga Trading S.A.	35.72%	35.72%	60	54	6	3	Not publicly traded	Argentina	Marketing, warehousing and processing	653,369	2	16	168
Total Associates			301	309	14	6

Total Investments in subsidiaries, associates and join ventures			35,210	32,257	3,439	10,309

10

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

7.
Investment properties

Changes in Company’s investment properties for the three-month period ended September 30, 2019 and for the fiscal year ended June 30, 2019 were as follows:

	09.30.19	06.30.19
Beginning of the period / year	84	89
Changes in fair value	18	(5)
End of the period / year	102	84

During the period ended September 30, 2019 and for the year ended June 30, 2019, there were no financial costs activated as there have been no assets that qualify for capitalization. No investment property of the Company has been mortgaged to guarantee some of the Company´s loans.

The amounts recognized in the statement of income and other comprehensive income are not material for any of the exercises analyzed.

As described in Note 2.7 to the consolidated financial statements, the Group uses the valuation made by qualified external appraisers to determine the fair value of its investment properties. Fair values are based on comparable values (Level 2 of the fair value hierarchy). The sales prices of comparable land are adjusted taking into account the specific aspects of each land, the most important used premise being the price per hectare.

8.
Property, plant and equipment

Changes in Company’s property, plant and equipment for the three-month period ended September 30, 2019 and for the fiscal year ended June 30, 2019 were as follows:

	Owner occupied farmland (ii)	Others	Total as of 09.30.19	Total as of 06.30.19

Costs	5,215	281	5,496	5,215
Accumulated depreciation	(625)	(155)	(780)	(681)
Net book amount at the beginning of the period / year	4,590	126	4,716	4,534
Adjustments previous periods (AREA)	-	(5)	(5)	-
Additions	70	7	77	299
Disposals	(2)	(2)	(4)	(6)
Depreciation charge (i)	(18)	(9)	(27)	(111)
Balances at the end of the period / year	4,640	117	4,757	4,716

Costs	5,283	281	5,564	5,496
Accumulated depreciation	(643)	(164)	(807)	(780)
Net book amount at the end of the period / year	4,640	117	4,757	4,716

(i)
For the fiscal years ended September 30, 2019 and June 30, 2019, the depreciation expense of property, plant and equipment has been charged as follows: Ps. 2 and Ps. 3 in "Costs"; Ps. 5 and Ps. 3 in “General and administrative expenses” in “the Statement of Income and Other Comprehensive Income"; Ps. 23 and Ps. 16 were capitalized as part of the biological assets costs.
(ii)  Includes farms, buildings and facilities of farmlands properties.

11

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

9.
Intangible assets

Changes in Company’s intangible assets for the three-month period ended as of September 30, 2019 and for the fiscal year ended as of June 30, 2019 were as follows:

	Computer software	Rights of use	Total as of 09.30.19	Total as of 06.30.19
Costs	11	260	271	269
Accumulated amortization	(7)	(100)	(107)	(96)
Net book amount at the beginning of the period / year	4	160	164	173
Additions	3	-	3	2
Amortization charges (i)	(1)	(2)	(3)	(11)
Balances at the end of the period / year	6	158	164	164
Costs	6	158	164	271
Accumulated amortization	-	-	-	(107)
Net book amount at the end of the period / year	6	158	164	164

(i)
Amortization charges are included in “General and administrative expenses” in the Statement of Income and Other Comprehensive Income. There are no impairment charges for any of the years presented.

10.
Right of use assets

	09.30.19	06.30.19
Non Current
Owner occupied farmland	425	-
Machines and equipment	4	-
Total Asset use rights	429	-

11.
Biological assets

Changes in the Company’s biological assets for the three-month period ended as of September 30, 2019 and for the fiscal year ended as of June 30, 2019 were as follows:

	Sown land-crops		Breeding cattle	Other cattle	Others	Total as of 09.30.19	Total as of 06.30.19
	Level 1	Level 3	Level 2	Level 2	Level 1
Net book amount at the beginning of the period / year	74	1,101	1,403	24	27	2,629	1,805
Purchases	-	-	2	-	-	2	7
Initial recognition and changes in the fair value of biological assets	-	(119)	(48)	(2)	-	(169)	789
Decrease due to harvest	-	(1,273)	-	-	-	(1,273)	(2,963)
Sales	-	-	(203)	-	-	(203)	(330)
Consumes	-	-	(1)	-	(1)	(2)	(7)
Costs for the period	273	291	158	-	-	722	3,328
Balances at the end of the period / year	347	-	1,311	22	26	1,706	2,629

Non-current (production)	-	-	1,072	19	26	1,117	1,131
Current (consumable)	347	-	239	3	-	589	1,498
Net book amount at the end of the period / year	347	-	1,311	22	26	1,706	2,629

During the three-month period ended September 30, 2019 and the year ended June 30, 2019 there have been no transfers between the several tiers used in estimating the fair value of the Company’s biological assets, or reclassifications among their respective categories.

See information on valuation processes used by the entity in Note 13 to the Consolidated Financial Statements as of June 30, 2019.

12

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

As of September 30, 2019 and June 30, 2019, the better and maximum use of biological assets shall not significantly differ from the current use.

12.
Inventories

Breakdown of Company’s inventories as of September 30, 2019 and June 30, 2019 are as follows:

	09.30.19	06.30.19
Current
Crops	1,277	1,335
Materials and supplies	4	3
Seeds and fodders	1,025	719
Total inventories	2,306	2,057

As of September 30, 2019 and June 30, 2019 the cost of inventories recognized as expense amounted to Ps. 1,562 and Ps. 1,405, respectively and they have been included in “Costs” in the Unaudited Condensed Interim Separate Statement of Income and Other Comprehensive Income.

13.
Financial instruments by category

Determining fair values

See determination of the fair value of the Company's financial instruments in Note 15 to the Annual Consolidated Financial Statements as of June 30, 2019.

The following tables present the Company’s financial assets and financial liabilities that are measured at fair value as of September 30, 2019 and June 30, 2019 and their allocation to the fair value hierarchy:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
September 30, 2019		Level 1

Assets as per statement of financial position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 14)	2,304	-	2,304	458	2,762
Derivative financial instruments	-	25	25	-	25
Cash and cash equivalents
- Cash on hand and at bank	103	-	103	-	103
- Short-term investments	-	365	365	-	365
Total assets	2,407	390	2,797	458	3,255

	Financial liabilities at amortized cost	Financial liabilities at fair value	Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1
Liabilities as per statement of financial position
Trade and other payables (Note 16)	979	-	979	294	1,273
Borrowings (Note 18)	27,358	-	27,358	-	27,358
Derivative financial instruments	-	1	1	-	1
Total liabilities	28,337	1	28,338	294	28,632

13

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
June 30, 2019		Level 1

Assets as per statement of financial position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 13)	1,795	-	1,795	581	2,376
- Mutual funds	-	48	48	-	48
Cash and cash equivalents
- Cash on hand and at bank	39	-	39	-	39
- Short-term investments	-	76	76	-	76
Total assets	1,834	124	1,958	581	2,539

	Financial liabilities at amortized cost	Financial liabilities at fair value	Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1
Liabilities as per statement of financial position
Trade and other payables (Note 16)	896	-	896	107	1,003
Borrowings (excluding finance lease liabilities) (Note 18)	22,003	-	22,003	-	22,003
Finance lease obligations (Note 18)	6	-	6	-	6
Derivative financial instruments
- Foreign-currency futures contracts	-	5	5	-	5
- Foreign-currency contracts	-	20	20	-	20
Total liabilities	22,905	25	22,930	107	23,037

14.
Trade and other receivables

Breakdown of the Company’s trade and other receivables as of September 30, 2019 and June 30, 2019 are as follows:

	09.30.19	06.30.19
Receivables from sale of properties (i)	869	724
Receivables from sale of agricultural products and services	715	362
Debtors under legal proceedings	7	8
Less: allowance for doubtful accounts	(8)	(8)
Total trade receivables	1,583	1,086
Prepayments	243	374
Tax credits	180	195
Loans	23	23
Advance payments	9	14
Expenses to recover	6	7
Others	52	47
Total other receivables	513	660
Related parties (Note 24)	658	622
Total trade and other receivables	2,754	2,368
Non-current	736	626
Current	2,018	1,742
Total trade and other receivables	2,754	2,368

(i) Net of implicit interests

The fair value of current trade and other receivables approximate their respective carrying amounts because, due to their short-term nature, as the impact of discounting is not considered significant. Fair values are based on discounted cash flows (Level 2 of fair value hierarchy).

The carrying amounts of the Company’s trade and other receivables denominated in foreign currencies are detailed in Note 28.

14

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Trade receivables are generally presented in the statement of financial position net of allowances for doubtful receivables. Impairment policies and procedures by type of receivables are discussed in detail in Note 2.16 to the Consolidated Financial Statements as of June 30, 2019.

Movements on the Company’s allowance for doubtful accounts are as follows:

	09.30.19	06.30.19
Beginning of the period / year	8	16
Recovered	-	(3)
Inflation Adjustment	-	(5)
End of the period / year	8	8

The addition and release of allowance for doubtful accounts have been included in “Selling expenses” in the Unaudited Condensed Interim Separate Statement of Income and Other Comprehensive Income (Note 22). Amounts charged to the provision account are generally written off when there is no expectation of recovering additional cash.

15.
Cash flow information

Following is a detailed description of cash flows used in the Company’s operations for the three-month periods ended as of September 30, 2019 and 2018:

	09.30.19	09.30.18
(Loss) / Profit for the period	(2,336)	910
Adjustments for:
Income tax	(12)	(967)
Depreciation and amortization	7	9
Unrealized (gain) / loss from derivative financial instruments of commodities	(39)	(203)
Loss from derivative financial instruments (except commodities)	-	170
Cancellation of lease liabilities	(81)	-
Changes in fair value of financial assets at fair value through profit or loss	(8)	3
Accrued interest, net	5,205	2,660
Unrealized initial recognition and changes in the fair value of biological assets	(47)	(20)
Changes in net realizable value of agricultural products after harvest	(406)	(316)
Provisions	(33)	382
Gain from repurchase of Non-convertible Notes	1	-
Share of profit in subsidiaries, associates and joint ventures	(2,832)	(5,571)
Changes in fair value of investment properties	(18)	(23)
	-	-
Changes in operating assets and liabilities:	-	-
Decrease in biological assets	994	206
Decrease / (Increase) in inventories	157	(393)
Increase in trade and other receivables	(376)	(543)
Increase in restricted assets	-	(2)
Increase / (Decrease) in derivative financial instruments	13	(2)
Decrease in provisions	(1)	-
Increase / (Decrease) in trade and other payables	297	(6)
Decrease in payroll and social security liabilities	(92)	(100)
Net cash generated from / (used in) operating activities before income tax paid	393	(3,806)

The following table shows a detail of non-cash transactions occurred in the three-month periods ended as of September 30, 2019 and 2018:
	09.30.19	09.30.18
Non-cash activities
(Decrease) / increase of interest in subsidiaries, associates and joint venture by exchange differences on translating foreign operations	-	(4,250)
Increase / (decrease) of interest in subsidiaries, associates and joint ventures through reserve for share-based compensation	9	-

15

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

16.
Trade and other payables

The detail of the Company’s trade and other payables as of September 30, 2019 and June 30, 2019 are as follows:

	09.30.19	06.30.19
Trade payables	493	311
Provisions	524	524
Sales, rent and services payments received in advance	199	86
Total trade payables	1,216	921
Taxes payable	32	21
Others	4	2
Total other payables	36	23
Related parties (Note 25)	21	59
Total trade and other payables	1,273	1,003
Current	1,273	1,003
Total trade and other payables	1,273	1,003

The fair value of trade and other payables approximate their respective carrying amounts due to their short-term nature, as the impact of discounting is considered as not significant. Fair values are based on discounted cash flows (Level 2 of fair value hierarchy).

Book value of trade and other payables denominated in foreign currencies are detailed in Note 28.

17.
Provisions

The table below shows the movements in Company's provisions categorized by type of provision:

	Labor and tax claims and other claims	Total as of 09.30.19	Total as of 06.30.19
Beginning of period / year	14	14	20
Additions	-	-	1
Inflation Adjustment	(2)	(2)	(7)
End of period / year	12	12	14

Non-current		9	11
Current		3	3
Total		12	14

18.          Borrowings

The detail of the Company’s borrowings as of September 30, 2019 and June 30, 2019 is as follows:

	Book value		Fair Value
	09.30.19	06.30.19	09.30.19	06.30.19
Non-convertible notes	12,920	9,055	10,597	8,446
Bank loans and others	10,157	10,256	10,160	10,259
Related parties (Note 25)	2,227	2,000	1,997	2,014
Finance leases obligations	-	6	-	6
Bank overdrafts	2,054	692	2,054	692
Total borrowings	27,358	22,009	24,808	21,417
Non-current	15,978	10,917
Current	11,380	11,092
Total borrowings	27,358	22,009

16

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

19.
Taxation

The detail of the provision for the Company’s income tax is as follows:

	09.30.19	09.30.18
Deferred income tax	12	967
Minimum presumed income tax	-	-
Income tax	12	967

The gross movements on the deferred income tax account were as follows:

	09.30.19	06.30.19
Beginning of the period / year	(2,524)	1,125
Charged to the Statement of Comprehensive Income	12	(3,649)
End of the period / year	(2,512)	(2,524)

The Company´s income tax expense charge differs from the theoretical amount that would arise using the weighted average tax rate applicable to Company´s profit before income tax as follows:

	09.30.19	09.30.18
Tax calculated at the tax applicable tax rate in effect (i)	704	17
Permanent differences:
Share of profit of subsidiaries, associates and joint ventures	850	1,671
Inflation Adjustment	656	307
Inflation adjustment for tax purposes	(681)
Income tax rate change (*)	(159)	(334)
Provision for unrecoverability of tax loss carry-forwards	(1,360)	(730)
Non-taxable results, non-deductible expenses and others	2	36
Income tax	12	967

 (*)
Each period corresponds to the effect of applying to the deferred tax items the changes in the applicable tax rates.
(i)
The Income Tax rate in effect in Argentina as of September 30, 2019 and 2018 was 30%. See Note 22 to the Annual Consolidated Financial Statements.

20.
Revenues

	09.30.19	09.30.18
Crops	1,971	677
Cattle	246	89
Supplies	-	15
Leases and agricultural services	20	23
Total revenues	2,237	804

21.
Costs

	09.30.19	09.30.18

Crops	1,562	580
Cattle	203	71
Supplies	-	12
Leases and agricultural services	22	18
Other costs	5	6
Total costs	1,792	687

17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

22.
Expenses by nature

	Costs (i)	Cost of Production	General and administrative expenses	Selling expenses	Total as of 09.30.19	Total as of 09.30.18
Supplies and labors	15	593	-	-	608	486
Leases and expenses	-	1	4	1	6	5
Amortization and depreciation	2	23	5	-	30	34
Doubtful accounts (charge and recovery)	-	-	-	-	-	(2)
Cost of sale of agricultural products and biological assets	1,764	-	-	-	1,764	663
Maintenance and repairs	1	13	7	-	21	21
Payroll and social security liabilities	6	59	54	6	125	137
Fees and payments for services	-	8	8	12	28	17
Freights	2	12	-	231	245	98
Bank commissions and expenses	-	-	3	-	3	6
Travel expenses and stationery	1	4	4	-	9	14
Conditioning and clearance	-	-	-	65	65	35
Director’s fees	-	-	7	-	7	8
Taxes, rates and contributions	1	9	-	31	41	31
Others	-	-	-	-	-	1
Total expenses by nature as of 09.30.19	1,792	722	92	346	2,952
Total expenses by nature as of 09.30.18	687	605	109	153		1,554

(i)    Include Ps. 5 and Ps. 6 of other agricultural operating costs as of September 30, 2019 and 2018, respectively.

23.
Other operating results, net

	09.30.19	09.30.18
Gain from commodity derivative financial instruments	46	193
Tax on shareholders’ personal assets	18	20
Others	8	(3)
Total other operating results, net	72	210

24.
Financial results, net

	09.30.19	09.30.18
Financial income:
Interest income	2	2
Total financial income	2	2

Financial costs:
Interest expenses	(638)	(278)
Other financial costs	(57)	(57)
Total financial costs	(695)	(335)

Other financial results:
Exchange rate difference, net	(4,929)	(5,049)
Fair value gains of financial assets at fair value through profit or loss	104	8
Loss from derivative financial instruments (except commodities)	3	(437)
Gain from repurchase of NCN	(1)	-
Total other financial results	(4,823)	(5,478)
Inflation Adjustment	2	264
Total financial results, net	(5,514)	(5,547)

18

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

25.
Related party transactions

See description of the main transactions conducted with related parties in Note 31 to the Consolidated Financial Statements as of June 30, 2019.

The following is a summary of the balances with related parties as of September 30, 2019 and June 30, 2019:

Related party	09.30.19	06.30.19	Description of transaction	Item
IRSA Inversiones y Representaciones Sociedad Anónima	42	29	Corporate services receivable	Trade and other receivables
	(3)	(9)	Leases payable	Trade and other payables
	13	12	Reimbursement of expenses receivable	Trade and other receivables
	1	1	Share based payments	Trade and other receivables
	1	1	Administration fees	Trade and other receivables
Brasilagro Companhia Brasileira de Propriedades Agrícolas (“Brasilagro”)	(2)	(1)	Reimbursement of expenses payable	Trade and other payables
	269	239	Dividends receivables	Trade and other receivables
	7	6	Reimbursement of expenses receivable	Trade and other receivables
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	54	25	Sale of goods and/or services	Trade and other receivables
	2	1	Reimbursement of expenses receivable	Trade and other receivables
Helmir S.A.	(528)	(432)	Borrowings	Borrowings
Ombú Agropecuaria S.A.	2	3	Administration fees	Trade and other receivables
	(4)	(5)	Reimbursement of expenses payable	Trade and other payables
Agropecuaria Acres del Sud S.A.	2	3	Administration fees	Trade and other receivables
	1	-	Reimbursement of expenses	Trade and other receivables
Yatay Agropecuaria S.A.	2	2	Administration fees	Trade and other receivables
	(323)	(264)	Borrowings	Borrowings
Yuchán Agropecuaria S.A.	2	2	Administration fees	Trade and other receivables
Futuros y Opciones.Com S.A.	73	156	Brokerage operations receivable	Trade and other receivables
	1	-	Reimbursement of expenses receivable	Trade and other receivables
	2	1	Administration fees	Trade and other receivables
	22	-	MAT operations	Trade and other receivables
	-	(15)	MAT operations	Trade and other payables
Total Subsidiaries	(364)	(245)
Agro-Uranga S.A.	-	1	Dividends receivables	Trade and other receivables
	-	8	Reimbursement of expenses receivable	Trade and other receivables
Total Associates	-	9

IRSA Propiedades Comerciales S.A.	27	30	Reimbursement of expenses receivable	Trade and other receivables
	3	3	Share based payments	Trade and other receivables
	(1,346)	(1,278)	Non-convertible notes	Borrowings
	131	97	Corporate services	Trade and other receivables
Panamerican Mall S.A.	(30)	(26)	Non-convertible notes	Borrowings
Amauta Agro S.A. (formerly FyO Trading S.A.)	(1)	-	Purchase of goods and/or services	Trade and other payables
FyO Acopio S.A. (continuadora de Granos Olavarría S.A.)	(5)	(1)	Sale of goods and/or services	Trade and other payables
Total Subsidiaries of the subsidiaries	(1,221)	(1,175)

CAMSA and its subsidiaries	1	2	Management fees	Trade and other payables
Estudio Zang, Bergel & Viñes	(1)	(1)	Legal services	Trade and other payables
Other Related parties	-	1

Directors and Senior Management	(5)	(27)	Director's fees	Trade and other payables
Total Directors and Senior Management	(5)	(27)
Total	(1,590)	(1,437)

19

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following is a summary of the results with related parties for the three-month period ended as of September 30, 2019 and 2018:

Related party	09.30.19	09.30.18	Description of transaction
IRSA Inversiones y Representaciones Sociedad Anónima	(1)	(2)	Leases and/or rights of use
	27	29	Corporate services
Futuros y Opciones.Com S.A.	(4)	(3)	Purchase of goods and/or services
Amauta Agro S.A. (continuadora de FyO Trading S.A.)	(2)	-	Purchase of goods and/or services
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	106	81	Sale of goods and/or services
Helmir S.A.	(95)	(170)	Financial operations
Total subsidiaries	31	(65)

Emprendimiento Recoleta S.A.	-	(8)	Financial operations
Panamerican Mall S.A.	(10)	(11)	Financial operations
Yatay Agropecuaria S.A.	(3)	(3)	Financial operations
IRSA Propiedades Comerciales S.A.	(2)	-	Leases and/or rights of use
	87	89	Corporate services
	(290)	(130)	Financial operations
FyO Acopio S.A. (continuadora de Granos Olavarría S.A.)	-	21	Sale of goods and/or services
	-	14	Management fees
	(17)	(6)	Purchase of goods and/or services
Total Subsidiaries of the subsidiaries	(235)	(34)

Estudio Zang, Bergel & Viñes	(1)	(2)	Legal services
CAMSA y sus subsidiarias	-	(370)	Management fees
San Bernardo de Córdoba S.A.	(1)	-	Leases and/or rights of use
Isaac Elsztain e Hijos S.C.A.	(1)	-	Leases and/or rights of use
Other Related parties	(3)	(372)

Directores	(7)	(8)	Compensation of Directors
Senior Management	(6)	(6)	Compensation of Senior Management
Total Directors and Senior Management	(13)	(14)
Total	(220)	(485)

The following is a summary of the transactions with related parties for the three-month period ended as of September 30, 2019 and 2018:

Related party	09.30.19	09.30.18	Description of transaction
Agropecuarias Santa Cruz de la Sierra S.A. (formerly Doneldon S.A.)	3	35	Additional paid-in capital
Helmir S.A.	147	-	Additional paid-in capital
Total subsidiary contributions	150	84
Agro-Uranga S.A.	20	-	Dividends received
Total dividends received	20	-

20

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

26.
CNV General Resolution N° 622/13

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622/13, below there is a detail of the notes to the Unaudited Condensed Interim Separate Financial Statements that disclosure the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 7 – Investment properties
Note 8 – Property, plant and equipment
Exhibit B - Intangible assets	Note 9 – Intangible assets
Exhibit C - Equity investments	Note 6 - Investments in subsidiaries, associates and joint ventures
Exhibit D - Other investments	Note 13 – Financial instruments by category
Exhibit E - Provisions	Note 14 – Trade and other receivables
Note 17 – Provisions
Exhibit F - Cost of sales and services	Note 27 – Cost of sales and services provided
Exhibit G - Foreign currency assets and liabilities	Note 28 – Foreign currency assets and liabilities
Exhibit H - Exhibit of expenses	Note 22 – Expenses by nature

27.
Cost of sales and services provided

Description	Biological assets (1)	Agricultural stock	Services and other operating costs	Total as of 09.30.19	Total as of 09.30.18
Beginning of the period / year	1,427	2,057	-	3,484	3,384
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	(51)	-	-	(51)	(97)
Changes in the net realizable value of agricultural products after harvest	-	406	-	406	32
Increase due to harvest	-	1,274	-	1,274	586
Acquisitions and classifications	2	425	-	427	617
Consume	(2)	(294)	-	(296)	(215)
Expenses incurred	158	-	24	182	193
Inventories	(1,333)	(2,306)	-	(3,639)	(3,819)
Cost as of 09.30.19	201	1,562	24	1,787	-
Cost as of 09.30.18	71	592	18	-	681

(1)
Corresponds to breeding cattle movements and other cattle.

21

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

28.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities as of September 30, 2019 and June 30, 2019 are as follows:

Items	Amount of foreign currency	Prevailing exchange rate (1)	Total as of 09.30.19	Total as of 06.30.19
Assets
Trade and other receivables
US Dollar	22	57.390	1,247	834
Receivables with related parties:
US Dollar	-	57.390	6	5
Brazilian Reais	19	13.800	269	237
Total trade and other receivables			1,522	1,076

Cash and cash equivalents
US Dollar	8	57.390	453	111
Brazilian Reais	-	-	-	1
Total Cash and cash equivalents			453	112

Liabilities
Trade and other payables
US Dollar	7	57.590	428	153
Payables with related parties:
US Dollar	-	57.590	23	-
Brazilian Reais	-	13.800	2	-
Bolivian Pesos	1	0.168	7	3
Total trade and other payables			460	156

Derivative financial instruments
US Dollar	-	57.590	1	-
Total derivative instruments			1	-

Borrowings
US Dollar	436	57.590	25,128	21,376
Total Borrowings			25,128	21,376

(1)
Exchange rate as of September 30, 2019 according to Banco Nación Argentina records.

29.
CNV General Ruling N° 629/14 – Storage of documentation

On August 14, 2014, the CNV issued General Ruling N° 629 whereby it introduced amendments to rules related to storage and conservation of corporate books, accounting books and commercial documentation. In this sense, it should be noted that the Company has entrusted the storage of certain non-sensitive and old information to the following providers:

Documentation storage provider	Location
Bank S.A.	Ruta Panamericana Km 37,5, Garín, Province of Buenos Aires
Av. Fleming 2190, Munro, Province of Buenos Aires
Carlos Pellegrini 1401, Avellaneda, Province of Buenos Aires
Iron Mountain Argentina S.A.	Av. Amancio Alcorta 2482, Autonomous City of Buenos Aires
Pedro de Mendoza 2143, Autonomous City of Buenos Aires
Saraza 6135, Autonomous City of Buenos Aires
Azara 1245, Autonomous City of Buenos Aires
Polígono industrial Spegazzini, Autopista Ezeiza Km 45, Cañuelas, Province of Buenos Aires
Cañada de Gomez 3825, Autonomous City of Buenos Aires

It is further noted that a detailed list of all documentation held in custody by providers, as well as documentation required in section 5 a.3) of section I, Chapter V, Title II of the RULES (N.T. 2013 as amended) are available at the registered office.

On February 5, 2014 there was a widely known fire in Iron Mountain’s warehouse, which is a supplier of the Company and where Company’s documentation was being kept. Based on the internal review carried out by the Company, duly reported to CNV on February 12, 2014, the information kept at the Iron Mountain premises that were on fire do not appear to be sensitive or capable of affecting normal operations.

22

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

30.
Negative working capital

At the end of the period, the Company carried a working capital deficit of Ps. 7,527 whose treatment is being considered by the Board of Directors and the respective Management.

31.
Subsequent events

See others subsequent events in Note 35 to the Unaudited Condensed Interim Consolidated Financial Statements.

23

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of September 30, 2019
Stated in millions of Argentine pesos
Free translation from the original prepared in Spanish for publication in Argentina

1.
Specific and significant legal systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.
Significant changes in the Company´s activities or other similar circumstances that occurred during the fiscal years included in the financial statements, which affect their comparison with financial statements filed in previous fiscal years, or that could affect those to be filed in future fiscal years.

Are detailed in the Business Review.

3.
Receivables and liabilities by maturity date.

		Past due (Point 3 a.)	Without maturity (Point 3.b.)	Without maturity (Point 3.b.)	To be due (Point 3.c.)
Items		09.30.18	Current	Non-current	Up to 3 months	From 3 to 6 month	From 6 to 9 months	From 9 to 12 months	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 years on	Total
Accounts receivables	Trade and other receivables	-	163	-	1,645	15	193	2	327	243	166	-	2,754
	Income tax and minimum presumed income tax and deferred income tax	-	-	38	-	-	-	-	-	-	-	-	38
	Total	-	163	38	1,645	15	193	2	327	243	166	-	2,792
Liabilities	Trade and other payables	-	73	-	1,200	-	-	-	-	-	-	-	1,273
	Borrowings	-	-	-	4,369	3,209	2,729	1,073	8,694	789	6,495	-	27,358
	Lease Liabilities	-	-	-	41	28	56	2	222	-	-	-	349
	Payroll and social security liabilities	-	-	-	117	32	-	-	-	-	-	-	149
	Provisions	-	3	9	-	-	-	-	-	-	-	-	12
	Total	-	76	9	5,727	3,269	2,785	1,075	8,916	789	6,495	-	29,141

24

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of September 30, 2019
Stated in millions of Argentine pesos
Free translation from the original prepared in Spanish for publication in Argentina

4.a.
Breakdown of accounts receivable and liabilities by currency and maturity.

Items		Current			Non-current			Totals
		Local Currency	Foreign Currency	Total	Local Currency	Foreign Currency	Total	Local Currency	Foreign Currency	Total

Accounts receivables	Trade and other receivables	1,160	858	2,018	74	662	736	1,232	1,522	2,754
	Income tax and minimum presumed income tax and deferred income tax	-	-	-	38	-	38	38	-	38
	Total	1,160	858	2,018	112	662	774	1,270	1,522	2,792
Liabilities	Trade and other payables	813	460	1,273	-	-	-	813	460	1,273
	Borrowings	2,302	9,078	11,380	-	15,978	15,978	2,302	25,056	27,358
	Lease Liabilities	123	4	127	221	1	222	344	5	349
	Payroll and social security liabilities	149	-	149	-	-	-	149	-	149
	Provisions	3	-	3	9	-	9	12	-	12
	Total	3,309	9,542	12,932	230	15,979	16,209	3,620	25,521	29,141

4.b.
Breakdown of accounts receivable and liabilities by adjustment clause.

On September 30, 2019, there are no receivable and liabilities subject to adjustment clause.

25

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of September 30, 2019
Stated in millions of Argentine pesos
Free translation from the original prepared in Spanish for publication in Argentina

  4.c.         Breakdown of accounts receivable and liabilities by interest accrual.

		Current				Non-Current
Items		Accruing interest				Accruing interest				Accruing interest
		Fixed	Floating	Non-accruing interest	Subtotal	Fixed	Floating	Non-accruing interest	Subtotal	Fixed	Floating	Non-accruing interest	Total
Accounts receivables	Trade and other receivables	122	-	1,897	2,019	662	-	73	735	784	-	1,970	2,754
	Income tax and minimum presumed income tax and deferred income tax	-	-	-	-	-	-	38	38	-	-	38	38
	Total	122	-	1,897	2,019	662	-	111	773	784	-	2,008	2,792
Liabilities	Trade and other payables	-	-	1,273	1,273	-	-	-	-	-	-	1,273	1,273
	Borrowings	10,615	175	590	11,380	15,759	219	-	15,978	26,374	395	589	27,358
	Lease Liabilities	127	-	-	127	222	-	-	222	349	-	-	349
	Payroll and social security liabilities	-	-	149	149	-	-	-	-	-	-	149	149
	Provisions	-	-	3	3	-	-	9	9	-	-	12	12
	Total	10,742	175	2,015	12,932	15,981	219	9	16,209	26,723	395	2,023	29,141

26

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of September 30, 2019
Stated in millions of Argentine pesos
Free translation from the original prepared in Spanish for publication in Argentina

5.
Companies under section 33 of law N°. 19,550 and other related parties.

a.
Interest in companies under section 33 of law N° 19,550. See Note 6.

b.
Companies under section 33 of law N° 19,550 and other related parties debit / credit balances. See Note 25.

6.
Loans to directors.

See Note 25.

7.
Inventories.

The Company conducts physical inventories once a fiscal year in its most significant properties, covering all the assets they possess. There is no relevant immobilization of inventory.

8.
Current values.

See Note 2 to the Consolidated Financial Statements as of June 30, 2019 and 2018.

9.
Appraisal revaluation of property, plant and equipment.

None.

10.
Obsolete unused property, plant and equipment.

None.

11.
Equity interest in other companies in excess of that permitted by section 31 of law N°. 19,550.

None.

12.
Recovery values.

              See Note 2 to the Consolidated Financial Statements as of June 30, 2019 and 2018.

27

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

13.
Insurances.

The types of insurance used by the company were the following:

Insured property	Risk covered	Amount insured Ps.	Book value Ps.
Buildings, machinery, silos, installation and furniture and equipment	Theft, fire and technical insurance	2,624	4,714
Vehicles	Third parties, theft, fire and civil liability	53	42

14.
Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholder´s equity.

None.

15.
Contingent situations at the date of the financial statements which probabilities are not remote and the effects on the Company´s financial position have not been recognized.

Not applicable.

16.         Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

   Not applicable.

17.         Unpaid accumulated dividends on preferred shares.

   None.

18.         Restrictions on distributions of profits.

              According to the Argentine laws, 5% of the profit of the year is separated to constitute legal reserves until they reach legal capped amounts (20% of total capital). These legal reserves are not available for dividend distribution.

28

Free Translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED
INTERIM SEPARATE FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Legal address: Moreno 877 – 23°floor
Autonomous City Buenos Aires
Tax Code No. 30-50930070-0

Introduction

We have reviewed the unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (hereinafter “the Company”) which included the unaudited condensed interim separate statements of financial position as of September 30, 2019, and the unaudited condensed interim separate statements of income and other comprehensive income for the three-month period ended September 30, 2019, the unaudited condensed interim separate statements of changes in shareholders’ equity and the unaudited condensed interim separate statements of cash flows for the three-month period then ended and selected explanatory notes.

The balances and other information corresponding to the fiscal year ended June 30, 2019 and the interim periods within that fiscal year are an integral part of these financial statements and, therefore, they should be considered in relation to those financial statements.

Management responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim separate financial statements in accordance with the accounting framework established by the National Securities Commission (CNV). As indicated in Note 2.1 to the accompanying financial statements, such accounting framework is based in the application of International Financial Reporting Standards (IFRS) and, in particular, of International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34). Those standards have been adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), and were used for the preparation of these unaudited condensed interim separate financial statements, with the only exception of the application of International Accounting Standard No 29 (IAS 29), which was excluded by the accounting framework of the CNV.

Free Translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED
INTERIM SEPARATE FINANCIAL STATEMENTS (Continued)

Scope of our review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements ISRE 2410 "Review of interim financial information performed by the independent auditor of the entity", which was adopted as a review standard in Argentina in Technical Resolution No. 33 of the FACPCE, without modification as approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of making inquiries of persons responsible for the preparation of the information included in the unaudited condensed interim separate financial statements, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the separate statements of financial position, the separate statements of income and other comprehensive income and the separate statement of cash flows of the Company.

Conclusion

Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim separate financial statements above mentioned in the first paragraph of this report have not been prepared in all material respects in accordance with the accounting framework established by CNV.

Emphasis of Matter

Difference between the accounting framework of CNV and IFRS

Without qualifying our conclusion, we draw attention to Note 2.1 to the accompanying unaudited condensed interim separate financial statements, which qualitatively describes the difference between the accounting framework established by the CNV and IFRS, considering that the application of IAS 29 was excluded by CNV from its accounting framework.

Report on compliance with current regulations

In accordance with current regulations, we report about Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria that:

a)
the unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria are recorded in the "Inventory and Balance Sheet Book", and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and in the corresponding resolutions of the National Securities Commission;

Free Translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED
INTERIM SEPARATE FINANCIAL STATEMENTS (Continued)

b)
the unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria arise from accounting records carried in all formal respects in accordance with applicable legal provisions;

c)
we have read the additional information to the notes to the unaudited condensed interim separate statements required by section 12 of Chapter III Title IV of the text of the National Securities Commission, on which, as regards those matters that are within our competence, we have no observations to make;

d)
at September 30, 2019, the debt of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria owed in favor of the Argentina Integrated Pension System which arises from accounting records amounted to Ps. 31,484,768, which was not claimable at that date.

Autonomous City of Buenos Aires, November 8, 2019.

PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Mariano C. Tomatis Public Accountant (UBA) C.P.C.E.C.A.B.A. Tº 241 Fº 118

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Summary as of September 30, 2019

I. Brief comment on the Company’s activities during the period, including references to significant events occurred after the end of the period.

Consolidated Results

(In ARS million)	IQ 20	IQ 19	YoY Var
Revenues	24,869	20,179	23.2%
Costs	-17,201	-13,680	25.7%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	373	302	23.5%
Changes in the net realizable value of agricultural produce after harvest	388	324	19.8%
Gross profit	8,429	7,125	18.3%
Net gain from fair value adjustment on investment properties	8,865	9,912	-10.6%
Gain from disposal of farmlands	212	2	10,500.0%
General and administrative expenses	-2,376	-2,242	6.0%
Selling expenses	-2,947	-2,653	11.1%
Other operating results, net	227	1,206	-81.2%
Fees	-	-370	-100.0%
Profit from operations	12,410	12,980	-4.4%
Depreciation and Amortization	3,265	2,048	59.4%
EBITDA (unaudited)	15,675	15,028	4.3%
Adjusted EBITDA (unaudited)	6,810	6,328	7.6%
Profit from joint ventures and associates	175	186	-5.9%
Profit from operations before financing and taxation	12,585	13,166	-4.4%
Financial results, net	-18,750	-9,832	90.7%
(Loss) / Profit before income tax	-6,165	3,334	-284.9%
Income tax expense	-1,988	1,627	-222.2%
Result for the period from continued operations	-8,153	4,961	-264.3%
Result from discontinued operations after income tax	15,095	416	3,528.6%
Result for the period	6,942	5,377	29.1%

Attributable to
Equity holder of the parent	-2,335	919	-354.1%
Non-controlling interest	9,277	4,458	108.1%

Consolidated revenues increased by 23.2% in the first quarter of fiscal year 2020 compared to the same period of 2019, while adjusted EBITDA reached ARS 6,810 million, 7.6% higher than in the same period of fiscal year 2019, of which ARS 1,273 million come from the agricultural business due to higher productive results of sugarcane and cattle activity offset by lower results from farmland sales and ARS 5,537 million come from the urban properties and investments business (IRSA).

The net result showed a loss of ARS 6,942 million for the first quarter of fiscal year 2020 compared to a gain of ARS 5,377 million the same period of fiscal year 2019, mainly explained by the result from the loss of control and deconsolidation of the company Gav- Yam in the Israel business center through IRSA.Net result attributable to the controlling shareholder registered a loss of ARS 2,235 million compared to a gain of ARS 919 million in the same quarter of FY2019.

1

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Summary as of September 30, 2019

Description of Operations by Segment

	3M 2020
		Urban Properties and Investments				Variation
	Agribusiness	Argentina	Israel	Subtotal	Total	3M 20 vs. 3M 19
Revenues	6,394	2,642	15,329	17,971	24,365	24.7%
Costs	-5,500	-544	-10,554	-11,098	-16,598	27.9%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	340	-	-	-	340	26.9%
Changes in the net realizable value of agricultural produce after harvest	388	-	-	-	388	19.8%
Gross profit	1,622	2,098	4,775	6,873	8,495	18.7%
Net gain from fair value adjustment on investment properties	18	9,248	-	9,248	9,266	-16.7%
Gain from disposal of farmlands	212	-	-	-	212	10,500.0%
General and administrative expenses	-275	-473	-1,643	-2,116	-2,391	6.2%
Selling expenses	-563	-220	-2,175	-2,395	-2,958	11.3%
Other operating results, net	259	-56	-6	-62	197	-83.4%
Profit from operations	1,273	10,597	951	11,548	12,821	-12.0%
Share of profit of associates	81	253	-463	-210	-129	-66.1%
Segment Profit	1,354	10,850	488	11,338	12,692	-10.5%

	3M 2019
		Urban Properties and Investments
	Agribusiness	Argentina	Israel	Subtotal	Total
Revenues	3,903	2,765	12,875	15,640	19,543
Costs	-3,234	-559	-9,185	-9,744	-12,978
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	268	-	-	-	268
Changes in the net realizable value of agricultural produce after harvest	324	-	-	-	324
Gross profit	1,261	2,206	3,690	5,896	7,157
Net gain from fair value adjustment on investment properties	-11	11,138	-	11,138	11,127
Gain from disposal of farmlands	2	-	-	-	2
General and administrative expenses	-291	-470	-1,491	-1,961	-2,252
Selling expenses	-297	-258	-2,102	-2,360	-2,657
Other operating results, net	558	9	618	627	1,185
Profit from operations	1,222	12,625	715	13,340	14,562
Share of profit of associates	11	14	-405	-391	-380
Segment profit	1,233	12,639	310	12,949	14,182

Agricultural Business

Period Summary

The 2020 Campaign is beginning with good weather conditions in the region. A neutral “Niño” phenomenon with good water profile is expected again, so we expect a good level of crop production, average yields and controlled costs.

Regarding farmland sales, our subsidiary Brasilagro has completed in the first quarter of FY 2020 the sale of a fraction of 1,134 hectares of the “Jatobá” farm located in Jaborandi, State of Bahia, Brazil for an amount of BRL 22.7 million and subsequently, it has sold a small fraction of 85 hectares of its “Alto Taquar’” farm, located in the State of Mato Grosso, for BRL 5.5 million.

2

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Summary as of September 30, 2019

Our Portfolio

Our portfolio under management is composed of 730,481 hectares, of which 289,538 are in operation and 440,943 are land reserves distributed among the four countries in the region where we operate: Argentina, with a mixed model combining land development and agricultural production; Bolivia, with a productive model in Santa Cruz de la Sierra; and through our subsidiary BrasilAgro, Brazil and Paraguay, where the strategy is mainly focused on the development of lands.

Breakdown of Hectares

Own and under Concession (*) (**) (***)

	Productive Lands		Land Reserves			Total
	Agricultural	Cattle	Under Development Phase 1	Under Development Phase 2	Reserved
Argentina	64,780	147,657	9,170	8,769	306,217	536,593
Brazil	42,615	10,657	200	4,442	66,608	124,523
Bolivia	8,858	-	-	-	1,017	9,875
Paraguay	11,907	3,064	3,000	-	41,519	59,490
Total	128,160	161,379	12,370	13,211	415,362	730,481
(*)    Includes Brazil, Paraguay, Agro-Uranga S.A. at 35.723% and 132,000 hectares under Concession.
(**)  Includes 85,000 hectares intended for sheep breeding
(***) Excludes double crops.

Leased (*)

	Agricultural	Cattle	Other	Total
Argentina	59,535	12,635	450	72,620
Brazil	51,000	-	731	51,731
Bolivia	1,017	-	-	1,017
Total	111,552	12,635	1,181	125,368
(*)  Excludes double crops.

Segment Income – Agricultural Business

I)
Land Development, Transformation and Sales

We periodically sell properties that have reached a considerable appraisal to reinvest in new farms with higher appreciation potential. We analyze the possibility of selling based on a number of factors, including the expected future yield of the farmland for continued agricultural and livestock exploitation, the availability of other investment opportunities and cyclical factors that have a bearing on the global values of farmlands.

In the first quarter of fiscal year 2020 Brasilagro completed the sale of a fraction of 1,134 hectares of the “Jatobá” farm located in Jaborandi, State of Bahia, Brazil for an amount of BRL 22.7 million (BRL / ha 20,018). The farm was valued in books at BRL 1.7 million and the internal rate of return in dollars reached 7.0%. After the end of the quarter, in October 2019, it has sold a small fraction of 85 hectares of its “Alto Taquar’” farm, located in the State of Mato Grosso, for BRL 5.5 million. The farm was valued in the books at BRL 1.2 million and the internal rate of return in dollars was 13.0%.

3

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Summary as of September 30, 2019

in ARS million	IQ 20	IQ 19	Var a/a
Revenues	-	-	-
Costs	-5	-6	-16.7%
Gross loss	-5	-6	-16.7%
Net gain from fair value adjustment on investment properties	18	-11	-
Gain from disposal of farmlands	212	2	10,500.0%
General and administrative expenses	-1	-	-
Other operating results, net	95	308	-69.2%
Profit from operations	319	293	8.9%
Segment profit	319	293	8.9%
EBITDA	320	296	8.1%
Adjusted EBITDA	302	1,519	-80.1%

Area under Development (hectares)	Projected for 2019/2020	Developed in 2018/2019
Argentina	8,769(1)	2,946
Brasil	4,442	4,442
Paraguay	-	1,976
Total	13,211	9,364
(1)  Includes 5,823 has for wood production

During this campaign, we expect to transform 13,211 in the region: 8,769 hectares in Argentina and 4,442 hectares in Brazil.

II)
Agricultural Production

The result of the Farming segment increased by ARS 92 million, from ARS 730 million gain during the three-month period of fiscal year 2019 to ARS 822 million gain during the same period of 2020.

in ARS million	IQ 20	IQ 19	Var a/a
Revenues	4,527	2,234	102.6%
Costs	-3,972	-1,955	103.2%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	331	271	22.1%
Changes in the net realizable value of agricultural produce after harvest	388	324	19.8%
Gross profit	1,274	874	45.8%
General and administrative expenses	-182	-194	-6.2%
Selling expenses	-409	-169	142.0%
Other operating results, net	126	213	-40.8%
Profit from operations	809	724	11.7%
Profit from associates	13	6	116.7%
Segment profit	822	730	12.6%
EBITDA	1,086	860	26.3%
Adjusted EBITDA	1,086	860	26.3%

4

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Summary as of September 30, 2019

II.a) Crops and Sugarcane

Crops

in ARS million	IQ 20	IQ 19	Var a/a
Revenues	2,880	1,178	144.5%
Costs	-2,410	-1,017	137.0%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	-102	47	-
Changes in the net realizable value of agricultural produce after harvest	388	324	19.8%
Gross profit	756	532	42.1%
General and administrative expenses	-89	-98	-9.2%
Selling expenses	-374	-149	151.0%
Other operating results, net	121	217	-44.2%
Profit from operations	414	502	-17.5%
Share of loss of associates	13	6	116.7%
Segment profit	427	508	-15.9%

Sugarcane

in ARS million	IQ 20	IQ 19	Var a/a
Revenues	1,274	913	39.5%
Costs	-1,254	-825	52.0%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	500	336	48.8%
Gross profit	520	424	22.6%
General and administrative expenses	-57	-58	-1.7%
Selling expenses	-11	-6	83.3%
Other operating results, net	3	-2	-
Profit from operations	455	358	27.1%
Segment profit	455	358	27.1%

Operations

Production Volume1)	3M20	3M19	3M18	3M17	3M16
Corn	285,831	103,688	240,927	223,377	165,041
Soybean	1,270	-686	4,842	-	256
Wheat	-164	77	208	-	58
Sorghum	3,229	1,048	606	298	298
Sunflower	-1	-	-	-	-
Cotton	3,237	-	-	-	-
Others	198	1,790	718	816	2,959
Total Crops (tons)	293,600	105,917	247,301	224,491	168,612
Sugarcane (tons)	1,168,915	957,663	907,075	441,851	556,485
(1)
Includes Brasilagro, Acres del Sud, Ombú, Yatay and Yuchán. Excludes Agro-Uranga.

Volume of	3M20			3M19			3M18			3M17			3M16
Sales (1)	D.M	F.M	Total	D.M	F.M	Total	D.M	F.M	Total	D.M	F.M	Total	D.M	F.M	Total
Corn	152.5	18.1	170.6	65.3	-	65.3	134.4	-	134.4	121.8	-	121.8	62.6	23.6	86.2
Soybean	67.5	38.4	105.9	14.3	29.2	43.5	21.1	5.8	26.9	29.8	-	29.8	41.3	8.6	49.9
Wheat	1.5	-	1.5	4.4	-	4.4	6.4	-	6.4	0.4	0.1	0.5	5.1	28.9	34.0
Sorghum	-	-	-	-	-	-	-	-	-	0.1	-	0.1	0.1	-	0.1
Sunflower	4.3	-	4.3	2.0	-	2.0	0.4	-	0.4	0.7	-	0.7	0.6	-	0.6
Others	0.3	-	0.3	-	-	-	0.6	-	0.6	1.5	-	1.5	1.1	-	1.1
Total Crops (thousands of tons)	226.1	56.5	282.6	86.0	29.2	115.2	162.9	5.8	168.7	154.3	0.1	154.4	110.8	61.1	171.9
Sugarcane (thousands of tons)	1,056.6	-	1,056.6	890.9	-	890.9	895.1	-	895.1	441.9	-	441.9	554.0	-	554.0
D.M.: Domestic market
F.M.: Foreign market
(1) Includes Brasilagro, CRESCA at 50%, Acres del Sud, Ombú, Yatay and Yuchán. Excludes Agro-Uranga.

5

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Summary as of September 30, 2019

The result of the Grains activity decreased ARS 81 million, from ARS 508 million gain during the three-month period of 2019 to ARS 427 million gain during the same period of 2020, mainly as a result of:

●
A negative variation in the production result of ARS 151 million originated mainly in Argentina due to lower prices and exchange rates than expected for the 18-19 campaign. Brazil also incurred in higher soybean production costs. And finally, in Bolivia mainly due to a lower degree of progress, prices and hectares of winter soybean for the current year.
●
The effects mentioned above were partially offset by a positive variation in the holding result of ARS 66.4 million, mainly originated in Argentina because of better prices in fiscal year 2020 due to the effect of August devaluation and additionally because of higher grain stock from 18-19 campaign.

The result of the Sugarcane activity increased ARS 97 million, from a ARS 358 million gain in the first quarter of 2019 to ARS 455 million gain in the same period of 2020. This is mainly due to a higher profit in Brazil as a result of an increase in productive result due to better yields, higher total sugar obtained and better prices.

Area in Operation (hectares) (1)	As of 09/30/19	As of 09/30/18	YoY Var
Own farms	103,580	97,268	6.5%
Leased farms	138,969	137,868	0.8%
Farms under concession	25,609	21,801	17.5%
Own farms leased to third parties	13,786	14,128	-2.4%
Total Area Assigned to Production	281,945	271,066	4.0%
(1)
Includes AgroUranga, Brazil and Paraguay,

The area in operation assigned to the crops and sugarcane activity increased by 4.0% as compared to the same period of the previous fiscal year.

II.b) Cattle Production

Production Volume (1)	3M20	3M19	3M18	3M17	3M16
Cattle herd (tons)	2,211	2,338	2,010	1,918	1,546
Milking cows (tons)	-	-	133	174	135
Cattle (tons)	2,111	2,338	2,143	2,093	1,681
(1)
Includes Carnes Pampeanas

Volume of	3M20			3M19			3M18			3M17			3M16
Sales (1)	D.M	F.M	Total	D.M	F.M	Total	D.M	F.M	Total	D.M	F.M	Total	D.M	F.M	Total
Cattle herd	4.7	-	4.7	1.7	-	1.7	2.3	-	2.3	2.1	-	2.1	3.1	-	3.1
Milking cows(2)	-	-	-	-	-	-	0.1	-	0.1	0.2	-	0.2	0.2	-	0.2
Cattle (thousands of tons)	4.7	-	4.7	1.7	-	1.7	2.4	-	2.4	2.3	-	2.3	3.3	-	3.3
D.M.: Domestic market
F.M.: Foreign market
(1)
Includes Carnes Pampeanas

Milk was discontinued on IIQ 2018

6

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Summary as of September 30, 2019

Cattle

In ARS Million	IQ 20	IQ 19	YoY Var
Revenues	326	112	191.1%
Costs	-285	-95	200.0%
Initial recognition and changes in the fair value of biological assets and agricultural produce	-67	-112	-40.2%
Gross loss	-26	-95	-72.6%
General and administrative expenses	-20	-21	-4.8%
Selling expenses	-22	-12	83.3%
Other operating results, net	2	-2	-
Loss from operations	-66	-130	-49.2%
Segment loss	-66	-130	-49.2%

Area in operation – Cattle (hectares) (1)	As of 09/30/19	As of 09/30/18	YoY Var
Own farms	72,061	79,071	-8.9%
Leased farms	12,635	14,135	-10.6%
Farms under concession	2,993	2,703	10.7%
Own farms leased to third parties	1,775	1,325	34.0%
Total Area Assigned to Cattle Production	89,464	97,234	-8.0%
(1) Includes AgroUranga, Brazil and Paraguay,

Stock of Cattle Heard	As of 09/30/19	As of 09/30/18	YoY Var
Breeding stock	77,301	84,183	-8.2%
Winter grazing stock	13,238	9,116	45.2%
Milk farm stock	-	2	-100%
Sheep stock	11,138	10,842	2.7%
Total Stock (heads)	101,677	104,143	2.4%

The result of the Cattle activity increased by ARS 64 million: from a loss of ARS 130 million during the first quarter of fiscal year 2019 to a loss of ARS 66 million in the same period of 2020, as a result of a positive variation in the holding result of live cattle, because prices for this fiscal year raised at the same pace than inflation while, in the previous year they could not reach it. Likewise, during the first quarter of 2020 there was a greater gain in sales results, due to an increase in commercialized cattle heads because of the reduction of hectares dedicated to cattle activity that will be used for agriculture. There was also al lower loss in the production result due to better prices.

II.c) Agricultural Rental and Services

in ARS million	IQ 20	IQ 19	YoY Var
Revenues	47	31	51.6%
Costs	-23	-18	27.8%
Gross profit	24	13	84.6%
General and Administrative expenses	-16	-17	-5.9%
Selling expenses	-2	-2	-
Other operating results, net	-	-	-
Profit / (loss) from operations	6	-6	-
Segment profit / (loss)	6	-6	-

The result of the activity increased ARS 12 million, from a ARS 6 million loss in the first quarter of 2019 to a ARS 6 million gain in the same period of 2020. This is mainly due to a higher profit from leases in Brazil.

III) Other Segments

We include within "Others" the results coming from our Agroindustrial activity, developed in our meatpacking facility in La Pampa and our investment in FyO.

7

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Summary as of September 30, 2019

The result of the segment increased by ARS 9 million, going from an ARS 259 million gain for the first quarter of fiscal year 2019 to a gain of ARS 250 million for the same period of 2020. This is due to a lower profit from FyO grain trading operations due to the fact that in this year lower margins were obtained in the collection positions, although offset by the financial results generated by the effect of exchange rate variations and rates in these positions that are not captured at the level of the operating result. Likewise, this trend in the operating result was partially offset by the best results of the commissions of brokerage of grains, product of the greater volumes transacted. This decrease is partially offset by a positive variation in associates results from Agrofy S.A. and a higher gain from the meatpacking facility as a result of the growth of external market sales over total sales (20% in IQ 19 vs. 37% in IQ 20) along with the positive impact of the exchange rate depreciation, additionally local market sales decreased but their prices remained slightly above inflation.

In ARS million	IQ 20	IQ 19	YoY Var
Revenues	1,867	1,669	11.9%
Costs	-1,523	-1,273	19.6%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	9	-3	-
Gross profit	353	393	-10.2%
General and administrative expenses	-55	-48	14.6%
Selling expenses	-154	-128	20.3%
Other operating results, net	38	37	2.7%
Profit from operations	182	254	-28.3%
Profit from associates	68	5	1260.0%
Segment Profit	250	259	-3.5%
EBITDA	195	268	-27.2%
Adjusted EBITDA	195	268	-27.2%

IV) Corporate Segment

The negative result of the segment increased by ARS 12 million, going from a loss of ARS 49 million in the first quarter of 2019 to a loss of ARS 37 million for the same period of 2020.

In ARS million	IQ 20	IQ 19	YoY Var
General and administrative expenses	-37	-49	-24,5%
Loss from operations	-37	-49	-24,5%
Segment Loss	-37	-49	-24,5%
EBITDA	-37	-49	-24,5%
Adjusted EBITDA	-37	-49	-24,5%

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Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Summary as of September 30, 2019

Urban Properties and Investments Business (through our subsidiary IRSA Inversiones y Representaciones Sociedad Anónima)

We develop our Urban Properties and Investments segment through our subsidiary IRSA. As of September 30, 2019, our direct and indirect equity interest in IRSA was 62.4% over stock capital.

Consolidated Results of our Subsidiary IRSA Inversiones y Representaciones S,A,

Consolidated Results – Information by Segment

In ARS million	IQ 20	IQ 19	YoY Var
Revenues	18,604	16,376	13.6%
Profit from operations	11,134	12,127	-8.2%
EBITDA	14,385	13,362	7.7%
Adjusted EBITDA	5,538	3,439	61.0%
Segment Result	11,338	12,949	-12.4%

Consolidated revenues from sales, rentals and services increased by 13.6% in the first quarter of fiscal year 2020 compared to the same period in 2019, while adjusted EBITDA, which excludes the effect of the result from changes in the unrealized fair value of investment properties reached ARS 5,538 million, 61.0% higher than the same period of fiscal year 2019.

Argentina Business Center

In ARS million	IQ 20	IQ 19	YoY Var
Revenues	3,275	3,501	-6.5%
Profit from operations	10,182	11,412	-10.8%
EBITDA	11,848	9,528	24.3%
Adjusted EBITDA	3,001	-395	-

Israel Business Center

In ARS million	IQ 20	IQ 19	YoY Var
Revenues	15,329	12,875	19.1%
Profit from operations	951	715	33.1%
EBITDA	2,537	3,834	-33.8%
Adjusted EBITDA	2,537	3,834	-33.8%

Financial Indebtedness and Other

The following tables contain a breakdown of company’s indebtedness:

Agricultural Business

Description	Currency	Amount (2)	Interest Rate	Maturity
Bank overdrafts	ARS	37.1	Variable	< 30 days
Cresud 2020 NCN, Series XXIV	USD	73.6	9.00%	16-Nov-20
Cresud 2020 NCN, Series XXV	USD	59,6	9.00%	16-Nov-20
Cresud 2023 NCN, Series XXIII (1)	USD	113.0	6.50%	16-Feb-23
Other debt	USD	168.8	-	-
CRESUD’s Total Debt (3)		452.1
Cash and cash equivalents (3)		8.1
Total Net Debt		444.0
Brasilagro’s Total Net Debt		33.0
(1) Net of repurchases
(2) Principal amount stated in USD (million) at an exchange rate of 57.59 ARS/USD and 4.187 BRL/USD, without considering accrued interest or elimination of balances with subsidiaries.
(3) CRESUD stand-alone.

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Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Summary as of September 30, 2019

Urban Properties and Investments Business

Operations Center in Argentina

The following table describes our total debt as of September 30, 2019:

Description	Currency	Amount (1)	Interest Rate	Maturity
Bank overdrafts	ARS	10.2	Floating	< 360 days
Series II Non-Convertible Notes (USD)	USD	71.4	11.50%	Jul-20
Series II Non-Convertible Notes (CLP)	CLP	44.2	10.50%	Aug-20
Series I Non-Convertible Notes	USD	181.5	10.00%	Nov-20
Loan with IRSA CP	USD	28.5	-	Nov-22
Other debt	USD	29.4	-	Feb-22
IRSA’s Total Debt		365.2
Cash & Cash Equivalents + Investments (3)	USD	0.6
IRSA’s Net Debt	USD	364.5
Bank overdrafts	ARS	17.3	-	< 360 d
PAMSA loan	USD	35.0	Fixed	Feb-23
IRCP NCN Class IV(2)	USD	137.7	5.0%	Sep-20
IRSA CP NCN Class II	USD	360.0	8.75%	Mar-23
IRSA CP’s Total Debt		550.0
Cash & Cash Equivalents + Investments (3)		203.3
Consolidated Net Debt		346.7
(1)
Principal amount in USD (million) at an exchange rate of Ps. 57.59 ARS /USD, without considering accrued interest or eliminations of balances with subsidiaries.
(2)
Net of repurchase.
(3)
“Cash & Cash Equivalents plus Investments” includes Cash & Cash Equivalents and Investments in Current Financial Assets.

Israel Business Center

Financial debt as of June 30, 2019:

Indebtedness(1)	Net (NIS million)
IDBD’s Total Debt	2,173
DIC’s Total Debt	2,661
(1) Cash in IDB includes NIS 430 million as a collateral of Clal swap transaction

Comparative Summary Consolidated Balance Sheet Data

In ARS million	Sep-19	Jun-19
Current assets	178,473	172,237
Non-current assets	382,356	399,402
Total assets	560,829	571,639
Current liabilities	120,118	100,828
Non-current liabilities	355,764	370,659
Total liabilities	475,882	471,487
Total capital and reserves attributable to the shareholders of the controlling company	16,564	18,928
Minority interests	68,383	81,224
Shareholders’ equity	84,947	100,152
Total liabilities plus minority interests plus shareholders’ equity	560,829	571,639

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Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Summary as of September 30, 2019

Comparative Summary Consolidated Statement of Income Data

In ARS million	Sep-19	Sep-18
Gross profit	8,429	7,125
Profit from operations	12,410	12,980
Share of profit of associates and joint ventures	175	186
Profit from operations before financing and taxation	12,585	13,166
Financial results, net	-18,750	-9,832
(Loss) / Profit before income tax	-6,165	3,334
Income tax expense	-1,988	1,627
(Loss) / Profit of the period of continuous operations	-8,153	4,961
Profit of discontinued operations after taxes	15,095	416
Profit for the period	6,942	5,377
Controlling company’s shareholders	-2,335	919
Non-controlling interest	9,277	4,458

Comparative Summary Consolidated Statement of Cash Flow Data

In ARS million	Sep-19	Sep-18
Net cash generated by operating activities	8,704	3,273
Net cash generated by investment activities	2,386	1,302
Net cash generated by financing activities	-26,300	12,291
Total net cash generated during the fiscal period	-15,210	16,866

Ratios

In ARS million	Sep-19	Sep-18
Liquidity (1)	1.486	1.708
Solvency (2)	0.179	0.212
Restricted capital (3)	0.682	0.699
(1) Current Assets / Current Liabilities
(2) Total Shareholders’ Equity/Total Liabilities
(3) Non-current Assets/Total Assets

Material events of the quarter and subsequent events

July 2019: Local Notes Issuance

On July 3, 2019, we issued the Series XXV Notes in the local capital markets, for an amount of USD 59.6 million, bearing a fixed interest rate of 9.0% payable semiannually, which matures on July 11, 2021. The proceeds were used to pay short term liabilities and working capital in Argentina.

August 2019: Share repurchase plan

On August 21, 2019, the Board of Directors has approved the terms and conditions for the acquisition of the common shares issued by the Company under the provisions of Section 64 of Law Nº 26,831 and the Rules of the Comisión Nacional de Valores.

(i)
Maximum amount of the investment: Up to ARS 300,000,000.
(ii)
Maximum number of shares to be acquired: Up to 10% of the capital stock of the Company, in the form of common shares or American Depositary Shares.
(iii)
Daily limitation on market transactions: Up to 25% of the average volume of the daily transactions for the Shares and ADS in the markets during the previous 90 days.
(iv)
Payable Price: Up to ARS 10.00 per ADS and in the case of common shares, up to a maximum value in ARS equivalent to the maximum price per ADS divided by ten and multiplied by the value of the buyer exchange rate of the Argentine National Bank in force at the time of each repurchase.
(v)
Period in which the acquisitions will take place: Until 120 days, beginning the day following to the date of publication of the information in the Daily Bulletin of the Buenos Aires Stock Exchange.

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Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Summary as of September 30, 2019

(vi)
Origin of the Funds: The acquisitions will be made with realized and liquid earnings pending of distribution of the Company.

As of the financial statements’ issuance date, no repurchase has yet been made under this program.

October 2019: Loan to Inversiones Financieras del Sur S.A.

By letter dated October 18, 2019, the Board of Directors of the company has approved the granting of a loan of 3,235,000 American Depositary Receipts (ADRs) of IRSA Inversiones y Representaciones Sociedad Anónima, held by the Company, to Inversiones Financieras del Sur S.A., a company controlled by the Company’s president. The loan has been guaranteed by Inversiones Financieras del Sur S.A. with shares of equivalent value.

Having consulted the Audit Committee in the terms of Chapter III of the Rules of the National Securities Commission, as well as articles 72 and 110 Inc. h) Section IV of the Capital Market Law Nº26.831, it has issued an opinion without objections to be made regarding the transaction above mentioned. Such opinion is at disposal of the Shareholders in the corporate headquarters.

October 2019: General Ordinary and Extraordinary Shareholders’ Meeting

In October 30, 2019, our General Ordinary and Extraordinary Shareholders’ Meeting was held. The following matters. inter alia, were resolved by majority of votes:

●
Absorb accumulated losses as of June 30, 2019 with the special reserve and the special reserve RG 609/12
●
Distribution of treasury own shares for up to 13.000.000.
●
Designation of board members.
●
Compensations to the Board of Directors for the fiscal year ended June 30, 2019
●
Capital increase for up to the sum of nominal value ARS 180,000,000, by issuing up to 180,000,000 ordinary shares of ARS 1 Nominal Value each and one vote per share equivalent to 33.49% of the current Capital Stock.
●
Incentive plan for employees. management and directors to be integrated without premium for up to 1% of the Capital Stock.

November 2019: Distribution of treasury shares

It has been arranged to distribute the company's own treasury shares for a total of 13,000,000 ordinary shares of 1 vote per share and ARS 1 N/V each.

Process start date: November 13, 2019
Payment address: Caja de Valores S.A. 25 de Mayo 362, City of Buenos Aires
Time: Monday to Friday from 10:00 a.m. to 3:00 p.m.
Amount approved by the Assembly: 13,000,000 shares.

The aforementioned distribution of the shares constitutes 0.02660982197 shares per ordinary share and 0.2660982197 per ADR, a percentage of 2.591485395% of the stock capital of ARS 501.642.804.- and 2.660982197% of the stock capital net of treasury shares.

The fractions of shares will be settled in cash in accordance with the regulations of the Bolsas y Mercados Argentinos S.A. on fractions less than 1 share or 1 ADR.

It is recorded that the shares mentioned above will be received in the respective proportion by the holders of outstanding shares of the company as of November 13, 2019.

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Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Summary as of September 30, 2019

EBITDA Reconciliation

In this summary report, we present EBITDA and Adjusted EBITDA. We define EBITDA as profit for the period excluding: (i) result of discontinued operations, (ii) income tax expense, (iii) financial results, net iv) results from participation in associates and joint ventures; and (v) depreciation and amortization. We define Adjusted EBITDA as EBITDA minus net profit from changes in the fair value of investment properties, not realized.

EBITDA and Adjusted EBITDA are non-IFRS financial measures that do not have standardized meanings prescribed by IFRS. We present EBITDA and adjusted EBITDA because we believe they provide investors supplemental measures of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses EBITDA and Adjusted EBITDA from time to time, among other measures, for internal planning and performance measurement purposes. EBITDA and Adjusted EBITDA should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. EBITDA and Adjusted EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit for the relevant period to EBITDA and Adjusted EBITDA for the periods indicated:

For the three-month period ended September 30 (in ARS million)
	2019	2018
(Loss) / Profit for the period	6,942	5,377
Profit from discontinued operations	-15,095	-416
Income tax expense	1,988	-1,627
Net financial results	18,750	9,832
Share of profit of associates and joint ventures	-175	-186
Depreciation and amortization	3,265	2,048
EBITDA (unaudited)	15,675	15,028
Unrealized gain from fair value of investment properties	-8,865	-9,912
Realized gain from fair value of investment properties - Agribusiness	-	1,212
Adjusted EBITDA (unaudited)	6,810	6,328

Prospects for next fiscal year

This Fiscal Year presents challenges in both operations centers: Argentina and Israel. In Argentina, the political and economic outlook as of the issuance date of the financial statements is in a transition process, mainly motivated by the outcome of the general elections held in October of this year whose result produced a change in the Executive Power since next December with the consequent uncertainty regarding future political, economic a social decisions of the new administration. To this is added the situation in the region with some political and economic instability. Globally, we find the existence of trade conflicts between different countries and a slowdown in global growth that also has a negative impact on Latin America. The appreciation of international markets with respect to Argentina has become unstable as a result of the country's economic crisis and has influenced development expectations.

Regarding agribusiness, the 2020 Campaign is beginning with good weather conditions in the region. A neutral “Niño” phenomenon with good water profile is expected again, so we expect a good level of crop production, average yields and controlled costs. Regarding the markets, in the case of oilseeds, the price trend will continue to be influenced by the development of the trade conflict between China and the US. In case of continuing this dispute, we would see lower prices in the US and stronger in South America due to China's demand orientation towards this origin, while, in case of being solved, we would see a positive reaction of the Chicago quotes at the expense of FOB premiums in South America. The market in general will be influenced by the volatility of the exchange rate in the region, mainly in Argentina, where the peso depreciated approximately 25% at the beginning of the campaign.

Regarding livestock activity, we will focus on improving productivity by minimizing the impact of increased costs due to the economic situation, working efficiently to achieve the highest possible operating margins. We will continue concentrating our cattle production in our own farms, mainly in the Northwest of Argentina and consolidating the cattle activity in Brazil.

13

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Summary as of September 30, 2019

Regarding Farmland development, we hope to get the permits to increase the area under development and migrate from livestock to agricultural hectares, whose business is mainly for export, with more technology and greater price predictability, taking advantage of the dilution in dollars of transformation costs with the recent exchange depreciation in Argentina. Likewise, as part of our business strategy, we will continue selling the farms that have reached their maximum level of appreciation.

In relation to our urban properties and investment segment, we expect that the businesses from our subsidiary IRSA reflect good results in its two operations centers: Argentina and Israel.

On the national and international framework above mentioned, the Company is analyzing alternatives to appreciate its shares value. In that sense, the Board of Directors of the Company will continue in the evaluation of financial, economic and / or corporate tools that allow the Company to improve its position in the market in which it operates and have the necessary liquidity to meet its obligations. Within the framework of this analysis, the indicated tools may be linked to corporate reorganization processes (merger, spin-off or a combination of both), disposal of assets in public and / or private form that may include real estate as well as negotiable securities owned by the Company, incorporation of shareholders through capital increases through the public offering of shares to attract new capital -as it was approved in the Shareholders’ Meeting that took place on October 30, 2019-, repurchase of shares and instruments similar to those described that are useful to the proposed objectives.

We believe that Cresud, owner of a diversified rural and urban real estate portfolio, with a management of many years of experience in the sector and a great track record in accessing to the capital market, will have great possibilities to take advantage of the best opportunities that occur in the market.

Alejandro G. Elsztain

CEO

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